     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 1996


                                                       REGISTRATION NO. 333-2178
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                CKS GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                             7389                            77-0385435
(STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)         CLASSIFICATION NUMBER)              IDENTIFICATION NO.)

                              10441 BANDLEY DRIVE
                              CUPERTINO, CA 95014
                                 (408) 366-5100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 MARK D. KVAMME
                            CHIEF EXECUTIVE OFFICER
                                CKS GROUP, INC.
                              10441 BANDLEY DRIVE
                              CUPERTINO, CA 95014
                                 (408) 366-5100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

             ROBERT T. CLARKSON, ESQ.                           DONALD M. KELLER, JR., ESQ.
         WILSON SONSINI GOODRICH & ROSATI                            VENTURE LAW GROUP
             PROFESSIONAL CORPORATION                            A PROFESSIONAL CORPORATION
                650 PAGE MILL ROAD                                  2800 SAND HILL ROAD
               PALO ALTO, CA 94304                                  MENLO PARK, CA 94025
                  (415) 493-9300                                       (415) 854-4488

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as possible after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                CKS GROUP, INC.

                             CROSS REFERENCE SHEET

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K
          SHOWING LOCATION IN PROSPECTUS OF ITEMS REQUIRED IN FORM S-1

                FORM S-1 ITEM                             LOCATION IN PROSPECTUS
     -----------------------------------    --------------------------------------------------
  1. Forepart of the Registration
     Statement and Outside Front Cover
     Page of Prospectus.................    Outside Front Cover Page
  2. Inside Front and Outside Back Cover
     Pages of Prospectus................    Inside Front and Outside Back Cover Pages;
                                            Additional Information
  3. Summary Information, Risk Factors
     and Ratio of Earnings to Fixed
     Charges............................    Prospectus Summary; The Company; Risk Factors
  4. Use of Proceeds....................    Use of Proceeds
  5. Determination of Offering Price....    Underwriting
  6. Dilution...........................    Not Applicable
  7. Selling Security Holders...........    Principal and Selling Stockholders
  8. Plan of Distribution...............    Outside Front Cover Page; Underwriting
  9. Description of Securities to be
     Registered.........................    Prospectus Summary; Capitalization; Description of
                                            Capital Stock
 10. Interests of Named Experts and
     Counsel............................    Legal Matters
 11. Information with Respect to the
     Registrant.........................    Outside Front Cover Page; Prospectus Summary; Risk
                                            Factors; The Company; Dividend Policy; Selected
                                            Consolidated Financial Data; Management's
                                            Discussion and Analysis of Financial Condition and
                                            Results of Operations; Business; Management;
                                            Certain Transactions; Principal and Selling
                                            Stockholders; Description of Capital Stock; Shares
                                            Eligible for Future Sale; Consolidated Financial
                                            Statements; Experts
 12. Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities....................    Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES
     IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 19, 1996


                                1,800,000 SHARES

                                     [LOGO]

                                CKS GROUP, INC.
                                  COMMON STOCK

                          (PAR VALUE $.001 PER SHARE)
                             ---------------------


     Of the 1,800,000 shares of Common Stock offered hereby, 131,500 are being sold by the Company and 1,668,500 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares being sold by the Selling Stockholders. See "Principal and Selling Stockholders."


     The Common Stock is traded on the Nasdaq National Market under the symbol "CKSG." On June 6, 1996, the last sale price of the Common Stock of the Company as reported by the Nasdaq National Market was $37.75 per share. See "Price Range of Common Stock."


     SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                                                                  PROCEEDS TO
                        INITIAL PUBLIC      UNDERWRITING       PROCEEDS TO          SELLING
                        OFFERING PRICE      DISCOUNT(1)         COMPANY(2)        STOCKHOLDERS
                       ----------------  ------------------  ----------------  ------------------
Per Share............         $                  $                  $                  $
Total(3).............         $                  $                  $                  $

- ---------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $525,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 270,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount, and proceeds to Company will be $          ,
    $          , and $          , respectively. See "Underwriting."
                             ---------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about
          , 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                             DEAN WITTER REYNOLDS INC.
                                                    MERRILL LYNCH & CO.
                             ---------------------

               The date of this Prospectus is             , 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. The Common Stock of the Company is quoted on the National Market of The Nasdaq Stock Market. Reports, proxy and information statements and other information concerning the Company may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Referenced Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. Financial data pertaining to the period prior to December 1994 reflect the consolidated financial data of the Company's three predecessor entities, CKS Partners, Inc., CKS Interactive, Inc. and CKS Pictures, Inc., which combined to form the Company in December 1994.

                                  THE COMPANY

     CKS Group, Inc. ("CKS" or the "Company") specializes in offering a wide range of integrated marketing communication services that help companies market their products, services and messages. The integrated marketing communication services provided by the Company include strategic corporate and product positioning, corporate identity and product branding, new media, packaging, collateral systems, advertising, direct mail, consumer promotions, trade promotions and media placement services. Depending on the scope of the assignment, the Company's services to its clients range from execution of a discrete marketing project, such as designing product packaging, to taking responsibility for the overall marketing message through various methods. When the Company assumes responsibility for the overall marketing message, the Company works with the client to analyze the client's products or services, and the market for those services, and to evaluate the appropriate media to reach the desired market efficiently.

     The Company is a provider of integrated marketing programs that utilize advanced technology solutions and new media -- which the Company defines as media that deliver content to end users in digital form, including the World Wide Web, the Internet, proprietary online services, CD-ROMs, laptop PC presentations and interactive kiosks. New media services represented approximately 8%, 25% and 32% of the Company's revenues for fiscal years 1994 and 1995 and the six months ended May 31, 1996, respectively. The balance of the Company's revenue for such periods was derived from the Company's other integrated marketing communication services, including strategic corporate and product positioning, corporate identity and product branding, packaging, collateral systems, advertising, direct mail, consumer promotions, trade promotions and media placement services.

     The Company's overall mission is to consistently deliver integrated marketing communication programs and products to its clients through the creative use of advanced technology, breakthrough design and superior account management. The Company's core strengths include leadership in new media communications, an ability to provide a full range of marketing communication services to its clients and a high level of creative expertise and technological sophistication, which enables the Company to provide marketing communication services and products quickly and efficiently.

     The Company provides its services to a broad range of clients. The Company believes that it has been and continues to be a leader in the application and development of new media marketing programs. Examples of these new media projects include (i) a point of purchase kiosk for Hewlett-Packard, (ii) the creation of World Wide Web sites for MCI, General Motors, Citibank, Clinique, Prudential, U.S. Robotics, and others, (iii) the creation of a CD-ROM demo for the Apple System 8 operating system and others; and (iv) the United Connection user interface design for United Airlines. With the exception of MCI and Apple Computer, representing approximately 19% and 7% of the Company's revenues, respectively, during the 1995 fiscal year, and 20% and 4% of the Company's revenues, respectively, during the six months ended May 31, 1996, none of the clients named in the prior sentence generated more than 4% of the Company's revenues during either of those periods.

     CKS is pursuing an acquisition program, primarily focused on providing new and expanded market opportunities by strengthening its management and core competencies, expanding its geographic presence and broadening the range of marketing communication services offered to clients. On June 7, 1996, the Company agreed to acquire Schell/Mullaney, Inc., a New York advertising and marketing firm specializing in servicing technology companies, for initial consideration consisting of Common Stock valued at $5 million and up to $9 million of additional Common Stock if certain performance targets are achieved. The Company is also considering several additional acquisitions of marketing communication services providers with strong existing management teams and attractive client portfolios.

     The Company was incorporated in California in 1994 and is the successor to three predecessor corporations, CKS Partners, Inc., CKS Pictures, Inc. and CKS Interactive, Inc., which are now wholly owned subsidiaries of the Company. CKS Partners, Inc. originally began business in 1987 with two employees as Cleary Communications. CKS Pictures, Inc. and CKS Interactive, Inc. were incorporated in 1994. The Company was reincorporated in Delaware in December 1995. The Company's Internet address is: http://www.cks.com. Information contained in the Company's World Wide Web site shall not be deemed part of this Prospectus.

                                  RISK FACTORS

     For a discussion of considerations relevant to an investment in the Common Stock, see "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company.....................  131,500 shares
Common Stock offered by the Selling Stockholders........  1,668,500 shares
Common Stock outstanding after the offering.............  12,845,937 shares(1)
Nasdaq National Market symbol...........................  CKSG
Use of proceeds by the Company..........................  The net proceeds will be used for general corporate purposes,
                                                          including working capital.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   YEAR ENDED                 SIX MONTHS ENDED
                                                  NOVEMBER 30,           ---------------------------
                                           ---------------------------     MAY 31,        MAY 31,
                                            1993      1994      1995         1995           1996
                                           -------   -------   -------   ------------   ------------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues.................................  $12,038   $22,938   $34,792     $ 14,938       $ 22,895
Operating income.........................      489       518     2,455          763          2,377
Net income...............................      279       288     1,366          409          2,045
Net income per share(2)..................     0.03      0.03      0.13         0.04           0.16
Shares used in per share
  computation(2).........................    8,482     9,944    10,726       10,720         13,147

                                                                            MAY 31, 1996
                                                                       -----------------------
                                                                                       AS
                                                                       ACTUAL      ADJUSTED(3)
                                                                       -------     -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............................................  $38,960       $43,151
Working capital......................................................   41,685        45,876
Total assets.........................................................   55,695        59,886
Noncurrent portion of notes payable and capital lease obligations....      311           311
Total stockholders' equity...........................................   44,516        48,707

- ---------------
(1) Excludes (i) 1,038,867 shares of Common Stock issuable upon exercise of options outstanding as of May 31, 1996 at a weighted average exercise price of $11.95 per share, (ii) 650,750 shares of Common Stock reserved for issuance upon exercise of options that may be granted in the future under the Company's 1995 Stock Plan, (iii) 100,000 shares of Common Stock reserved for issuance upon exercise of options that have been or may be granted in the future under the Company's 1995 Director Option Plan, and (iv) 300,000 shares of Common Stock reserved for issuance under the Company's 1995 Employee Stock Purchase Plan. See "Capitalization," "Management -- Benefit Plans," and Note 5 of Notes to Consolidated Financial Statements.

(2) See Note 1 to Notes to Consolidated Financial Statements for an explanation of the number of shares used in per share computations.

(3) Represents actual data as adjusted to reflect the sale of 131,500 shares of Common Stock by the Company in this offering at an assumed initial public offering price of $37.75 and after deducting the estimated underwriting discount and offering expenses.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act, and Section 21E of the Exchange Act. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those set forth in the following risk factors and elsewhere in this Prospectus and other risks detailed from time to time in the Company's reports filed with the Commission. In evaluating the Company and its business, prospective investors should carefully consider the following factors in addition to the other information presented in this Prospectus before purchasing shares of Common Stock offered hereby.

DEPENDENCE ON KEY ACCOUNTS

     The Company's five largest clients accounted for 42% and 37% of the Company's revenues for the fiscal year ended November 30, 1995 and the six months ended May 31, 1996, respectively, with fluctuations in the amount of revenue contribution from each such client from quarter to quarter. MCI Telecommunications, Inc. ("MCI") and Apple Computer, Inc. ("Apple"), the Company's two largest clients during the fiscal year ended November 30, 1995, accounted for approximately 19% and 7% of the Company's revenues, respectively, during that year and accounted for approximately 20% and 4% of the Company's revenues, respectively, during the six months ended May 31, 1996. Since the Company's clients generally retain the Company on a project by project basis, a client from whom the Company generates substantial revenue in one period may not be a substantial source of revenue in a subsequent period. For example, of the five largest clients (in terms of revenues recognized by the Company) during the fiscal year ended November 30, 1995, only two were in the top five for the fiscal year ended November 30, 1994 and only two were in the top five for the six months ended May 31, 1996. To the extent that the Company's major clients do not remain a significant source of revenues, and the Company is unable to replace these clients, there could be a direct and immediate material adverse effect on the Company's business, financial condition and operating results. The Company's typical project lasts four to six weeks. Once a project is completed there can be no assurance that a client will engage the Company for further services. In addition, the Company's clients may unilaterally reduce their use of the Company's services or terminate existing projects without penalty. The termination of the Company's business relationship with any of its significant clients or a material reduction in the use of the Company's services by a significant client would have a material adverse effect on the Company's business, financial condition and operating results.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS AND MARGINS; SEASONALITY OF BUSINESS

     The Company's operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, including timing of the completion, material reduction or cancellation of major projects or the loss of a major client, timing of the receipt of new business, timing of the hiring or loss of personnel, timing of the opening or closing of an office, the relative mix of high margin creative projects as compared to lower margin production projects, changes in the pricing strategies and business model of the Company or its competitors, capital expenditures and other costs relating to the expansion of operations, and other factors that are outside of the Company's control. Operating results could also be materially adversely affected by increased competition in the Company's markets. The Company's operating margins may fluctuate from quarter to quarter depending on the relative mix of lower cost full time employees versus higher cost independent contractors. The Company experiences some seasonality in its business which results from timing of product introductions and business cycles of the Company's clients. The Company's revenues tend to be somewhat higher during the third and fourth quarters of the Company's fiscal year as the Company's clients prepare marketing campaigns for products launched in anticipation of fall trade shows and the holiday season. The Company's revenues for the first fiscal quarter tend to be somewhat lower because many clients have expended most of their marketing budgets prior to the end of the calendar year and do not release funds from the next calendar year's marketing budget until mid to late January. The Company expects this seasonality to continue in the future. As a result of the foregoing and other factors, the Company anticipates that it may experience material and adverse fluctuations in future operating results on a quarterly or annual basis. Therefore, the Company believes that period to period comparisons of its revenues and operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT OF GROWTH; RISKS ASSOCIATED WITH EXPANSION

     The Company's business has grown rapidly in recent periods. The growth of the Company's business and expansion of its customer base have placed a significant strain on the Company's management and operations. In the last several years, the Company has opened offices in Portland (Oregon), New York, Washington, D.C. and London. The Company subsequently decided to downsize the London office. The Company's expansion has resulted, and is expected in the future to result, in substantial growth in the number of its employees and in increased responsibility for both existing and new management personnel and strain on the Company's existing operational, financial and management information systems. The Company's success depends to a significant extent on the ability of its executive officers and other members of senior management to operate effectively, both independently and as a group. See
"Management -- Executive Officers and Directors."

     In addition, the Company plans to expand its offerings of integrated marketing communication services and products. There can be no assurance that the Company will be successful in identifying new services or products that will be attractive to clients or that such services or products will ultimately generate revenues in excess of costs to implement them. Difficulties in recruiting and assimilating new personnel, enhancing the Company's financial and operational controls and expanding the Company's marketing and customer support capabilities may impede the Company's ability to pursue its growth strategy. In general, there can be no assurance that the Company will be able to manage its recent or any future expansions effectively, and any inability to do so would have a material adverse effect on the Company's business, financial condition and operating results. There also can be no assurance that the Company will be able to sustain the rates of growth that it has experienced in the past. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEVELOPING MARKET FOR NEW MEDIA; NEW ENTRANTS; UNPROVEN ACCEPTANCE OF THE COMPANY'S NEW MEDIA SOLUTIONS

     The Company's future growth is dependent to a significant extent upon its ability to increase the amount of revenue it derives from providing marketing and advertising solutions to its customers through new media, which the Company defines as media that delivers content to end users in digital form, including the World Wide Web, the Internet, proprietary online services, CD-ROMs, laptop PC presentations and interactive kiosks. The market for marketing and advertising through new media has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for communication and commerce through new media. Demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. There can be no assurance that commerce and communication through new media will continue to grow. The use of new media in marketing and advertising, particularly by those individuals and enterprises that have historically relied upon traditional means of marketing and advertising, generally requires the acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of conducting com-merce and exchanging information may be particularly reluctant or slow to adopt a new strategy that may make their existing resources and infrastructure less useful. If commerce and communication through new media fail to grow for any reason, the Company's business, financial condition and results of operation could be adversely affected.


     In connection with the Company's new media services, the Company is exploring new methods to derive revenue, so that a larger percentage of its revenues is recurring. These methods include long-term service contracts, product license fees and content development contracts for new media. The Company has not generated significant revenues from these new methods, and no assurance can be given that the Company will be able to negotiate such arrangements with clients or that any such arrangements will generate revenues sufficient to offset the costs incurred by the Company in performing such services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON PERSONNEL

     The Company's success depends to a significant extent upon certain members of senior management, including Mark D. Kvamme, Thomas K. Suiter, Carlton H. Baab and other key employees. Although the Company maintains key man life insurance policies on Messrs. Kvamme, Suiter, Baab and certain other key personnel, there can be no assurance that such insurance policies will adequately compensate for the loss of such individuals. The Company has no employment agreements with any of these individuals. The loss of any senior manager or other key employee could have a material adverse effect upon the Company's business, financial condition and operating results. In addition, the Company's ability to generate revenues relates directly to the Company's personnel, both in terms of the number and expertise of the personnel the Company has available to work on its projects as they are received and the mix of such personnel (i.e., full time or temporary employees or contract service providers). As a result, any failure by the Company to retain existing employees or hire new employees when necessary could have a material adverse effect upon the Company's business, financial condition and operating results. In addition, if one or more of the Company's key employees resigns from the Company to join a competitor or to form a competing company, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on the Company's business, financial condition and operating results. In the event of the loss of any such personnel there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices, procedures or client lists. The Company believes that its future success will depend in large part upon its ability to attract and retain additional highly skilled creative, technical, financial and strategic marketing personnel. Competition for such personnel, especially creative talent, is intense. There can be no assurance the Company will be successful in attracting and retaining such personnel, and the failure to do so could have a direct and immediate material adverse effect on the Company's business, financial condition and operating results.

COMPETITION; LOW BARRIERS TO ENTRY

     The markets for the Company's services are highly competitive, with service providers constantly striving to reduce prices, incorporate new capabilities and accelerate job completion schedules.

     The Company faces competition from a number of sources. These sources include national and regional advertising agencies as well as specialized and integrated marketing communication firms. In addition, with respect to new media, many advertising agencies have started to either internally develop or acquire new media capabilities. New competitors that either provide integrated or specialized services (e.g., corporate identity and packaging, advertising services or World Wide Web site design) and are technologically proficient, especially in the new media arena, have emerged and are competing with the Company. Many of the Company's competitors or potential competitors have longer operating histories, longer client relationships and significantly greater financial, management, technology, development, sales, marketing and other resources than the Company. In addition, the Company's ability to maintain its existing clients and generate new clients depends to a significant degree on the quality of its services and its reputation among its clients and potential clients, as compared with the quality of services provided by and the reputations of the Company's competitors. The Company also competes on the basis of price. To the extent the Company loses clients to the Company's competitors because of dissatisfaction with the Company's services or the Company's reputation is adversely impacted for any other reason, the Company's business, financial condition and operating results could be materially adversely affected.

     There are relatively low barriers to entry into the Company's business. For example, the Company has no significant proprietary technology that would preclude or inhibit competitors from entering the integrated marketing communication solutions market. The Company expects that it will face additional competition from new entrants into the market in the future. There can be no assurance that existing or future competitors will not develop or offer marketing communication services and products that provide significant performance, price, creative or other advantages over those offered by the Company, which could have a material adverse effect on the Company's business, financial condition and operating results. See "Business -- Competition."

RISKS ASSOCIATED WITH ACQUISITIONS

     As part of its business strategy, the Company expects to make acquisitions of, or significant investments in, businesses that offer complementary marketing communication services, products and technologies. Any such future acquisitions or investments would be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired businesses, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful incorporation of acquired personnel and clients, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and clients as a result of any integration of new management personnel. In June 1996, the Company signed an agreement to acquire Schell/ Mullaney, Inc., a New York advertising and marketing firm specializing in servicing technology companies, for consideration consisting of an initial payment, in Common Stock of the Company, of $5 million and additional future consideration of up to $9 million in Common Stock of the Company if certain operating results are achieved in 1997 and 1998. Consummation of the Schell/Mullaney acquisition is subject to a number of conditions, including the issuance of a permit by the California Department of Corporations following a hearing as to the fairness of the proposed acquisition, the absence of a material adverse change in the business of the Company or Schell/Mullaney and other matters. The Company is also negotiating with other potential acquisition targets. The Company expects that future acquisitions, if any, could provide for consideration to be paid in cash, stock or a combination of cash and stock. There can be no assurance that the Schell/Mullaney acquisition or any other potential acquisition will be consummated. These factors could have a material adverse effect on the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

UNCERTAIN ADOPTION OF THE INTERNET AS A MEDIUM OF COMMERCE AND COMMUNICATIONS; DEPENDENCE ON THE INTERNET

     The Company's ability to derive revenues from new media solutions will depend in part upon a robust industry and the infrastructure for providing Internet access and carrying Internet traffic. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as a reliable network backbone or timely development of complementary products, such as high speed modems. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be and remain a viable commercial marketplace. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, and quality of service) remain unresolved and may impact the growth of Internet use. There can be no assurance that the Internet will become a viable commercial marketplace. If the necessary infrastructure or complementary products are not developed, or if the Internet does not become a viable commercial marketplace, the Company's business, financial condition and operating results could be materially adversely affected.

PROJECT PROFIT EXPOSURES

     The Company generates the substantial majority of its revenues through project fees on a fixed fee for service basis. The Company assumes greater financial risk on fixed-price type contracts than on either time-and-material or cost-reimbursable contracts. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the Company's profit or cause a loss. Although the majority of the Company's projects typically last four to six weeks and therefore each individual short-term project creates less exposure than a long-term fixed-price contract, in the event the Company does not accurately anticipate the progress of a number of significant revenue-generating projects it could have a material adverse effect on the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONFLICTS OF INTEREST

     Conflicts of interest are inherent in certain segments of the marketing communications industry. The Company has in the past and will in the future be unable to pursue potential advertising and other opportunities because such opportunities will require the Company to provide services to direct competitors of existing Company clients. In addition, the Company risks alienating or straining relationships with existing clients each time the Company agrees to provide services to even indirect competitors of existing Company clients. Conflicts of interest may jeopardize the stability of revenues generated from existing clients and preclude access to business prospects, either of which developments could have a material adverse effect on the Company's business, financial condition and operating results.

SUSCEPTIBILITY TO GENERAL ECONOMIC CONDITIONS

     The Company's revenues and results of operations will be subject to fluctuations based upon the general economic conditions of the United States. If there were to be a general economic downturn or a recession in the United States, then the Company expects that business enterprises, including its clients and potential clients, would substantially and immediately reduce their advertising and marketing budgets. In the event of such an economic downturn, there can be no assurance that the Company's business, financial condition and operating results would not be materially and adversely affected.

MARKET ACCEPTANCE OF THE COMPANY'S APPROACH; SERVICE DEVELOPMENT; RAPID TECHNOLOGICAL CHANGE

     The Company provides an integrated approach to meet the marketing communications needs of its clients. This approach is markedly different from the more typical approach whereby clients employ the services of several specialized service providers to meet their marketing communications needs. There can be no assurance that potential clients of the Company will be willing to embrace the Company's integrated approach. Moreover, to compete successfully against specialized service providers, the Company believes that its products and services in each discipline will need to be competitive with the services offered by the firms that specialize in each discipline. There can be no assurance that the Company will be successful in providing competitive solutions to clients in each of its integrated marketing communication services and products. Failure to do so could result in the loss of existing customers or the inability to attract and retain new customers, either of which developments could have a material adverse effect on the Company's business, financial condition and operating results.

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION AND DELAWARE LAW

     Following completion of this offering, executive officers, directors, holders of five percent or more of the Company's Common Stock and companies associated with such persons will collectively own approximately 56% of the Company's outstanding Common Stock, including approximately 19% held by The Interpublic Group of Companies, Inc. ("IPG"). Accordingly, such persons will have the effective power to influence significantly the outcome of matters submitted for the vote of stockholders, including the election of members of the Board of Directors and the approval of significant change in control transactions. Their combined equity interest in the Company accordingly may have the effect of making certain transactions more difficult in the absence of the support of management of the Company and may have the effect of delaying, deferring or preventing a change in control of the Company.

     In addition, the Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of such stock without further stockholder approval. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. Furthermore, certain provisions of the Company's Certificate of Incorporation and of Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company. See "Management," "Certain Transactions," "Principal and Selling Stockholders," and "Description of Capital Stock."

VOLATILITY OF SHARE PRICE

     The trading price of the Company's Common Stock has been and in the future could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of new services or business acquisitions by the Company or its competitors, the gain or loss of client accounts, changes in estimates of revenues or earnings by securities analysts, changes in the mix of revenues derived by the Company from new media projects as compared to other projects and other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price of many technology-oriented companies and that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. The trading prices of many high technology and Internet-related companies' stocks, including the Common Stock of the Company, are at or near their historical highs and reflect price/earning ratios substantially above historical norms. There can be no assurance that the trading price of the Company's Common Stock will remain at or near its current level. See "Price Range of Common Stock." Furthermore, purchasers of the Common Stock offered by this Prospectus will suffer an immediate and significant dilution in the net tangible book value per share of the Common Stock from the public offering price.

SHARES ELIGIBLE FOR FUTURE SALE; NEW ISSUANCES BY THE COMPANY

     Sales of substantial numbers of shares of Common Stock into the public market at any time or from time to time could adversely affect the prevailing market price of the Common Stock. The 2,875,000 shares sold in the Company's initial public offering and the 1,800,000 shares offered hereby are freely tradeable without restriction under the Securities Act, unless held by "affiliates" of the Company. The remaining 8,170,937 shares of Common Stock held by existing stockholders are "restricted" shares under the Securities Act (the "Restricted Shares"). In December 1996 and

January 1997 (collectively, the "Expiration Date") all the Restricted Shares will become eligible for sale pursuant to Rule 144 promulgated under the Securities Act ("Rule 144"). The Restricted Shares that first become eligible for sale in the public market on the Expiration Date will be subject to certain volume and other resale restrictions pursuant to Rule 144. The Securities and Exchange Commission has proposed to reduce the Rule 144 holding periods. If enacted, such reduction would have a material effect on the timing of when Restricted Shares become eligible for resale. The holders of 6,162,372 of the Restricted Shares are subject to a lock up agreement (the "Lock-up Agreement") between such holders and the Underwriters, under which such holders have agreed not to sell such shares until 90 days after the date of this Prospectus. In addition, if the acquisition of Schell/Mullaney is consummated, the Company will issue shares of the Company's Common Stock (approximately 132,000 shares based on the closing price of the Company's Common Stock on June 6, 1996 as reported on the Nasdaq National Market) to the shareholders of Schell/Mullaney upon the closing of such acquisition, half of which shares (approximately 66,000 shares based on the closing price of the Company's Common Stock on June 6, 1996 as reported on the Nasdaq National Market) will be subject to the Lock-up Agreement, and the remainder of which will be freely tradeable.



     The Company has reserved 1,000,000 shares of Common Stock for issuance upon the exercise of options to be granted pursuant to the Company's 1995 Stock Plan. As of May 31, 1996, options to purchase 349,250 shares of Common Stock were outstanding under the Company's 1995 Stock Plan and options to purchase 689,617 shares of Common Stock were outstanding under the Company's 1995 Series B Common Stock Plan (the "Series B Plan Shares"). All such Series B Plan Shares became eligible for sale under Rule 701 on March 13, 1996. Following completion of this offering, options to purchase an aggregate of 160,249 shares of Common Stock under the Company's 1995 Stock Plan and 1995 Series B Common Stock Plan will be subject to the Lock-up Agreement. In addition, the Company has reserved 300,000 shares of Common Stock for issuance pursuant to the Company's 1995 Employee Stock Purchase Plan and 100,000 shares for issuance upon exercise of options granted or to be granted under its 1995 Director Stock Option Plan. The Company has filed a Registration Statement on Form S-8 to register the shares of Common Stock issuable upon exercise of options granted under the Company's Series B Plan, the 1995 Stock Plan, the 1995 Directors' Option Plan and the 1995 Employee Stock Purchase Plan. Subject to the Lock-Up Agreement, to the extent applicable, shares of Common Stock issued under such plans will be available for sale in the public market upon vesting of such shares, subject to the Rule 144 volume limitations applicable to affiliates.

                                  THE COMPANY

     The Company was incorporated in California in 1994 and is the successor to three predecessor corporations, CKS Partners, Inc., CKS Pictures, Inc. and CKS Interactive, Inc., which are now wholly owned subsidiaries of the Company. CKS Partners, Inc. originally began business in 1987 with two employees as Cleary Communications. CKS Pictures, Inc. and CKS Interactive, Inc. were incorporated in 1994. The Company was reincorporated in Delaware in December 1995. The Company's executive offices are located at 10441 Bandley Drive, Cupertino, California 95014. Its telephone number at that address is (408) 366-5100. The Company's Internet address is: http://www.cks.com. Information contained in the Company's World Wide Web site shall not be deemed part of this Prospectus.

     CKSGroup(TM), CKSInteractive(TM), CKSMedia(TM), CKSOnsite(TM), CKSPartners(TM) and CKSPictures(TM) are trademarks of the Company. This Prospectus also contains trademarks and trade names of other companies.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its Common Stock. The Company currently intends to retain its future earnings, if any, to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The Company's bank line of credit agreement currently restricts the payment of dividends.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 131,500 shares of Common Stock offered by the Company hereby are estimated to be approximately $4,191,000 (approximately $13,874,000 if the Underwriters' over-allotment option is exercised in full) (at an assumed initial public offering price of $37.75 and after deducting the estimated underwriting discount and offering expenses). The Company intends to add the net proceeds from this offering to working capital, where such proceeds will be available to support general corporate purposes. A portion of the proceeds may also be used to acquire or invest in businesses that offer complementary marketing communication services, products or technologies. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "CKSG." The following table lists the high and low closing prices since the Company's Common Stock began trading on the Nasdaq National Market on December 15, 1995.

                                                                             HIGH     LOW
                                                                             ----     ---
    Fiscal 1996:
      First Quarter (beginning December 15, 1995)..........................  $39      $20
      Second Quarter.......................................................  $43  3/4 $24 1/2
      Third Quarter (through June 6, 1996).................................  $38  3/4 $37 3/4

     On June 6, 1996, the closing price of the Company's Common Stock as reported by the Nasdaq National Market was $37.75 per share. There were approximately 60 holders of record of the Company's Common Stock as of May 31, 1996.

                                 CAPITALIZATION

     The following table sets forth the Company's (i) actual capitalization as of May 31, 1996, and (ii) as adjusted capitalization to give effect to the application of the estimated net proceeds from the sale by the Company of the 131,500 shares of Common Stock offered hereby by the Company at an assumed public offering price of $37.75 per share (after deduction of the estimated underwriting discount and estimated expenses of the offering).

                                                                            MAY 31, 1996
                                                                       -----------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                       -------     -----------
                                                                       (IN THOUSANDS)
Noncurrent portion of notes payable and capital lease obligations....  $   311       $   311
                                                                       -------        ------
Stockholders equity(1):
  Preferred Stock; $.001 par value; 5,000,000 shares authorized and
     no shares outstanding and as adjusted...........................       --            --
  Common Stock; $.001 par value; 30,000,000 shares authorized:
     actual -- 12,714,437 shares issued and outstanding; as
     adjusted -- 12,845,937 shares issued and outstanding............       13            13
  Additional paid-in capital.........................................   40,253        44,444
  Notes receivable from stockholders.................................     (292)         (292)
  Retained earnings..................................................    4,542         4,542
                                                                       -------        ------
          Total stockholders' equity.................................   44,516        48,707
                                                                       -------        ------
          Total capitalization.......................................  $44,827       $49,018
                                                                       =======        ======

- ---------------
(1) Excludes (i) 1,038,867 shares of Common Stock issuable upon exercise of options outstanding as of May 31, 1996 at a weighted average exercise price of $11.95 per share, (ii) 650,750 shares of Common Stock reserved for issuance upon exercise of options that may be granted in the future under the 1995 Stock Plan, (iii) 100,000 shares of Common Stock reserved for issuance upon exercise of options granted or to be granted in the future under the 1995 Director Option Plan, and (iv) 300,000 shares reserved for issuance under the 1995 Employee Stock Purchase Plan. See "Capitalization," "Management -- Benefit Plans" and Note 5 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, notes thereto and other financial information included elsewhere in this Prospectus. The consolidated statement of operations data for fiscal years 1993, 1994 and 1995 and the consolidated balance sheet data as of November 30, 1994 and November 30, 1995 are derived from audited consolidated financial statements of the Company which have been reported upon by KPMG Peat Marwick LLP, independent auditors, and are included herein. The consolidated balance sheet data as of November 30, 1993 are derived from an audited consolidated balance sheet which has not been included in this Prospectus. The consolidated statement of operations data for fiscal years 1991 and 1992 and for the six months ended May 31, 1995 and May 31, 1996 and the consolidated balance sheet data as of November 30, 1991 and 1992 are derived from unaudited consolidated financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the six months ended May 31, 1996 are not necessarily indicative of the results to be expected for the full fiscal year.

                                                                                         SIX MONTHS ENDED
                                                                                         -----------------
                                                    YEAR ENDED NOVEMBER 30,              MAY 31,   MAY 31,
                                         ---------------------------------------------   -------   -------
                                          1991     1992     1993      1994      1995      1995      1996
                                         ------   ------   -------   -------   -------   -------   -------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues...............................  $5,227   $6,723   $12,038   $22,938   $34,792   $14,938   $22,895
                                         ------   ------   -------   -------   -------   -------   -------
Operating expenses:
  Direct salaries and related
    expenses...........................   1,180    1,343     2,782     6,168    10,485     4,651     6,775
  Other direct operating expenses......   2,639    3,359     6,183    11,121    13,164     5,810     8,459
  General and administrative
    expenses...........................   1,163    1,773     2,584     5,131     8,688     3,714     5,284
                                         ------   ------   -------   -------   -------   -------   -------
    Total operating expenses...........   4,982    6,475    11,549    22,420    32,337    14,175    20,518
                                         ------   ------   -------   -------   -------   -------   -------
Operating income.......................     245      248       489       518     2,455       763     2,377
Other income (expense).................       2       12       (25)      (38)      (27)      (33)      774
                                         ------   ------   -------   -------   -------   -------   -------
  Income before income taxes...........     247      260       464       480     2,428       730     3,151
Income taxes...........................      98      110       185       192     1,062       321     1,106
                                         ------   ------   -------   -------   -------   -------   -------
  Net income...........................  $  149   $  150   $   279   $   288   $ 1,366   $   409   $ 2,045
                                         ======   ======   =======   =======   =======   =======   =======
Net income per share...................  $ 0.02   $ 0.02   $  0.03   $  0.03   $  0.13   $  0.04   $  0.16
Shares used in per share
  computation(1).......................   7,670    8,039     8,482     9,944    10,726    10,720    13,147

                                                                    NOVEMBER 30,                   MAY 31,
                                                     -------------------------------------------   -------
                                                      1991     1992     1993     1994     1995      1996
                                                     ------   ------   ------   ------   -------   -------
                                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..........................  $   32   $   28   $  102   $   43   $ 2,327   $38,960
Working capital....................................     190      128       69     (336)    2,797    41,685
Total assets.......................................   1,508    1,571    3,953    8,107    13,686    55,695
Noncurrent portion of notes payable and capital
  lease obligations................................     154       --      106      340       412       311
Total stockholders' equity.........................     383      612      895    1,023     4,595    44,516

- ---------------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in per share computations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     This section and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Risk Factors" commencing on page 8. Prospective Investors are urged to consider the factors discussed in the "Risk Factors" section, in evaluating an investment in the shares of Common Stock offered hereby.


OVERVIEW

     The Company was originally founded in 1987 as Cleary Communications and initially concentrated on the development and implementation of marketing plans and programs. Over the last several years, the Company developed its vision as an integrated marketing communications company and hired personnel with the appropriate skills to expand its service offerings to encompass a full range of marketing communications, including strategic corporate and product positioning, corporate identity and product branding, new media, packaging, collateral systems, advertising, direct mail, consumer promotions, trade promotions and media placement services. The Company is a provider of integrated marketing programs that utilize advanced technology solutions and new media -- which the Company defines as media that deliver content to the end user in digital form, including the World Wide Web, the Internet, proprietary online services, CD-ROMs, PC laptop presentations and interactive kiosks. New media services represented approximately 8%, 25% and 32% of the Company's revenues for fiscal years 1994 and 1995 and the six months ended May 31, 1996, respectively. The balance of the Company's revenues for such period were derived from the Company's other integrated marketing communication services, including strategic corporate and product positioning, corporate identity and product branding, packaging, collateral systems, advertising, direct mail, consumer promotions, trade promotions and media placement services.

     The Company generates substantially all of its revenues through project fees on a fixed fee for service basis. When the Company prepares to bid on a new project, the Company develops internal estimates for the number of hours required to complete various segments of the project, based in large part on the Company's database of similar projects archived in the Company's proprietary project management software, the Electronic Job Jacket. The Company's policy is to bill 50% of project fees at the commencement of the project, with the balance billed upon completion.

     The Company recognizes revenues related to fixed fee for service projects using the percentage of completion method based on the ratio of costs incurred to total estimated project costs. The Company updates its estimated costs on each project monthly. Fees and expenditures in excess of billings represent the costs incurred and anticipated profits earned on projects in progress in excess of amounts billed, and are recorded as an asset. Billings in excess of fees and expenditures represent amounts billed in excess of costs incurred and estimated profit earned, and are recorded as a liability. To the extent costs incurred and anticipated costs to complete projects in progress exceed anticipated billings, a loss is accrued for the excess. See "Risk Factors -- Project Profit Exposures."

     The Company is currently exploring new methods to derive revenue, so that a larger percentage of its revenues is recurring.* These methods include the following:

     - Long-term service contracts, under which the Company provides ongoing marketing communication services;

     - Product license fees, under which the Company licenses marketing communication software programs to clients for license fees and recurring maintenance charges; and

     - Content development contracts for new media, under which the Company prepares and refreshes the content of online communications on a daily, weekly or monthly basis for which the Company receives either an agreed upon flat fee or a percentage of the revenue generated from the online site.

     The Company has not generated significant revenues from these new methods, and no assurance can be given that the Company will be able to negotiate such arrangements with clients or that any such arrangements will generate revenues sufficient to offset the costs incurred by the Company in performing such services.

     The Company generates higher profit margins when a greater percentage of its services are performed by full time employees rather than independent consultants. Accordingly, the Company actively monitors and manages its level of full time and temporary employees as compared to independent consultants to ensure that future projects are adequately staffed. The Company has made a strategic decision to incur the incremental costs of independent consultants to staff growth in project levels rather than increase the number of full time employees until the Company has determined that the increased revenue levels are sustainable.

     The Company has also made a strategic decision to grow through the acquisition of businesses that offer complementary marketing communications services, products and technologies. In June 1996, the Company signed an agreement to acquire Schell/Mullaney for consideration consisting of an initial payment, in Common Stock of the Company, of $5 million and additional future consideration of up to $9 million in Common Stock of the Company if certain operating results are achieved in 1997 and 1998. Consummation of the Schell/Mullaney acquisition is subject to a number of conditions, including the issuance of a permit by the California Department of Corporations following a hearing as to the fairness of the proposed acquisition, the absence of a material adverse change in the business of the Company or Schell/Mullaney and other matters. The Company is also negotiating with other potential acquisition targets. The Company expects that future acquisitions, if any, could provide for consideration to be paid in cash, stock or a combination of cash and stock. There can be no assurance that any of these acquisitions will be consummated. See "Risk Factors -- Risks Associated with Acquisitions."

- ---------------


* This statement is a forward-looking statement reflecting current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 8, for a discussion of factors that could affect future performance.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of revenues of certain items included in the Company's statements of operations for the periods indicated:

                                                              PERCENTAGE OF REVENUES
                                                 -------------------------------------------------
                                                                                SIX MONTHS ENDED
                                                  YEAR ENDED NOVEMBER 30,      -------------------
                                                 -------------------------     MAY 31,     MAY 31,
                                                 1993      1994      1995       1995        1996
                                                 -----     -----     -----     -------     -------
Revenues.......................................  100.0%    100.0%    100.0%    100.0%      100.0%
Operating expenses:
  Direct salaries and related expenses.........   23.1      26.9      30.1       31.1        29.6
  Other direct operating expenses..............   51.3      48.5      37.8       38.9        36.9
  General and administrative expenses..........   21.5      22.3      25.0       24.9        23.1
                                                 -----     -----     -----      -----       -----
          Total operating expenses.............   95.9      97.7      92.9       94.9        89.6
                                                 -----     -----     -----      -----       -----
Operating income...............................    4.1       2.3       7.1        5.1        10.4
Other income (expense).........................   (0.2)     (0.2)     (0.1)      (0.2)        3.4
                                                 -----     -----     -----      -----       -----
Income before taxes............................    3.9       2.1       7.0        4.9        13.8
Income taxes...................................    1.6       0.8       3.1        2.2         4.9
                                                 -----     -----     -----      -----       -----
Net income.....................................    2.3%      1.3%      3.9%       2.7%        8.9%
                                                 =====     =====     =====      =====       =====

FISCAL YEARS ENDED NOVEMBER 30, 1993, 1994 AND 1995

     REVENUES

     The Company generates substantially all of its revenues through project fees on a fixed fee for service basis. Revenues from new media projects represented approximately 25% of revenues in the fiscal year ended November 30, 1995. Revenues increased from $22.9 million in the fiscal year ended November 30, 1994 to $34.8 million in fiscal 1995, representing an increase of 51.7%. The increase in revenues was due to an increase in the volume of creative and design projects undertaken for existing clients of the Company, as well as to the establishment of new client relationships. During the fiscal year ended November 30, 1995, the Company experienced an increase in revenues associated with its new media business of approximately 358% over fiscal year 1994, as well as an increase in revenues from other services of approximately 23.7%.

     The Company's revenues increased from $12.0 million in fiscal 1993 to $22.9 million in fiscal 1994, representing an increase of 90.5%. This increase was primarily attributable to substantially increased activity in virtually all marketing communication services provided by the Company, accelerated by geographic expansion as the Company opened an office in Cupertino to establish and develop the Company's new media and video production services, and new offices in Portland (Oregon) and London. During the first six months of fiscal 1996 the Company downsized the London office. During fiscal 1994, the Company experienced an increase in revenues associated with its new media business of approximately 352% over fiscal 1993, as well as an increase in revenues from other services of approximately 81.0%.

     DIRECT SALARIES AND RELATED EXPENSES

     Direct salaries and related expenses consist primarily of wages for regular and temporary employees, as well as profit-sharing payments and benefits for regular employees. The Company's direct salaries and related expenses increased 70% from approximately $6.2 million in the fiscal year ended November 30, 1994 to approximately $10.5 million during fiscal 1995, representing 26.9% of revenues for the fiscal year 1994 and 30.1% of revenues in fiscal 1995. The Company's direct salaries and related expenses increased from approximately $2.8 million in fiscal 1993 to approximately $6.2 million in fiscal 1994, representing 23.1% of revenues in fiscal 1993 and 26.9% of revenues in fiscal 1994. The increase from fiscal 1994 to fiscal 1995 and the increase from fiscal 1993 to fiscal 1994 resulted principally from the Company's hiring of additional full time employees, many of whom initially provided services to the Company as independent consultants on a periodic basis. Fees paid to independent consultants are included in other direct operating expenses.

     OTHER DIRECT OPERATING EXPENSES

     Other direct operating expenses include materials, contract freelance talent (independent consultants), facilities and equipment expenses necessary to provide services to the Company's clients. Other direct operating expenses increased 18.4% from $11.1 million in the fiscal year ended November 30, 1994 to $13.2 million for fiscal 1995, representing 48.5% of revenues in fiscal 1994 and 37.8% of revenues in fiscal 1995. Approximately 47.7% of the increase in other direct operating expenses during this period was due to additional facilities required to support the Company's growth. The Company's other direct operating expenses increased 79.9% from $6.2 million in fiscal 1993 to $11.1 million in fiscal 1994, representing 51.3% of revenues for fiscal 1993 and 48.5% of revenues for fiscal 1994. Approximately 48% of the increase in other direct operating expenses during this period was due to incremental costs incurred to establish the Company's new media and video production services, with the remainder of the increase due primarily to higher freelance talent and production materials costs. The decrease in other direct operating expenses as a percentage of revenues from fiscal 1994 to fiscal 1995 and the decrease from fiscal 1993 to fiscal 1994 resulted principally from the increased amount of higher margin creative projects, as opposed to lower margin production projects.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses include headquarters expenses, insurance, personnel costs for finance and administration, legal fees, audit expenses, bad debt, management information systems expenses, employee profit sharing, executive bonus payments and, for the period from January 1995 to December 1995, a management fee payable to IPG. General and administrative expenses increased from approximately $5.1 million in the fiscal year ended November 30, 1994 to approximately $8.7 million in fiscal year 1995, representing an increase of 69.3%. This increase was primarily due to an increase of approximately $1.17 million in costs relating to finance and administrative personnel to support the Company's expanded operations and improve the Company's management information systems, and to a lesser extent an increase of $784,000 in the Company's bad debt reserve during fiscal year 1995. The Company increased provisions for doubtful accounts to accommodate the increased number of customers served by the Company.

     General and administrative expenses increased 98.6% from approximately $2.6 million in fiscal 1993 to approximately $5.1 million in fiscal 1994 and represented 21.5% and 22.3% of revenues in fiscal 1993 and 1994, respectively. These increases in absolute dollars were primarily due to an increase of approximately $820,000 in costs related to finance and administrative personnel, and to a lesser extent an increase in bad debt expense from $30,000 during fiscal 1993 to $377,000 during fiscal 1994. The bad debt expense was attributable to the bankruptcy filing of one of the Company's former clients and the partial write-off of certain accounts receivable pursuant to a negotiated settlement with another former client of the Company.

     INCOME TAXES

     Combined federal and state income tax rates were 39.9% in fiscal 1993, 40.0% in fiscal 1994, and 43.7% in fiscal 1995.

SIX MONTHS ENDED MAY 31, 1995 AND MAY 31, 1996

     REVENUES

     Revenues increased from $14.9 million in the six months ended May 31, 1995 to $22.9 million in the six months ended May 31, 1996, representing an increase of 53.3%. This increase in revenues was due to an increase in the volume of creative and design projects undertaken for existing clients of the Company, as well as the establishment of new client relationships. Revenues from new media projects represented approximately 32% of revenues for the six months ended May 31, 1996.

     DIRECT SALARIES AND RELATED EXPENSES

     The Company's direct salaries and related expenses increased 45.7% from approximately $4.7 million in the six months ended May 31, 1995 to approximately $6.8 million during the six months ended May 31, 1996, representing 31.1% of revenues for the first six months of fiscal year 1995 and 29.6% of revenues in the first six months of fiscal 1996. This increase in absolute dollars resulted principally from the Company's hiring of additional full time employees, many of whom initially provided services to the Company as independent consultants on a periodic basis. The decrease in these expenses as a percentage of revenues reflects a more rapid increase in revenues than in direct salaries and related expenses. Fees paid to independent consultants are included in other direct operating expenses.

     OTHER DIRECT OPERATING EXPENSES

     Other direct operating expenses increased 45.6% from $5.8 million in the six months ended May 31, 1995, to $8.5 million in the first six months of fiscal year 1996, representing 38.9% of revenues in the first six months of 1995 and 36.9% of revenues in the first six months of 1996. The period over period increase in absolute dollars was attributable to increases in materials costs and free lance talent costs necessary to support the higher level of revenues. The decrease in other direct operating expenses as a percentage of revenues resulted principally from the increased proportion of higher margin creative projects.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased from approximately $3.7 million in the six months ended May 31, 1995 to approximately $5.3 million in the same period of fiscal year 1996, representing an increase of 42.3%. As a percentage of revenues, general and administrative expenses decreased from 24.9% of revenues in the six months ended May 31, 1995 to 23.1% in the first six months of fiscal 1996. This period over period increase in absolute dollars in general and administrative expenses was attributable principally to increases in business development expense, higher legal and accounting expenses associated with being a public company and increased lease payments associated with additional offices, offset in part by a decrease in bad debt reserve expense due to the collection of a previously reserved receivable. The decrease in these expenses as a percentage of revenues reflects a more rapid increase in revenues than in general and administrative expenses.

     INTEREST AND OTHER INCOME

     Interest income increased by approximately $612,000 from the six months ended May 31, 1995 to the same period of fiscal 1996 due to higher average cash and cash equivalents balances.

     INCOME TAXES

     Combined federal and state income tax rates were 44.0% in the six months ended May 31, 1995 and 35.1% in the first six months of fiscal 1996. The reduction in rates is primarily due to the impact of income generated by the Company's holdings in tax advantaged investments.

QUARTERLY RESULTS

     The following tables present the Company's operating results for each of the six quarters for the period ended May 31, 1996, including such amounts expressed as a percentage of revenues. The information for each of these quarters is unaudited, but has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of the Company's management, reflects all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the Company's audited consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Operating results for any quarter are not necessarily indicative of results for any future periods.

                                   FEBRUARY 28,   MAY 31,   AUGUST 31,   NOVEMBER 30,   FEBRUARY 29,   MAY 31,
                                       1995        1995        1995          1995           1996        1996
                                   ------------   -------   ----------   ------------   ------------   -------
Revenues.........................    $  6,200     $ 8,738    $  9,532      $ 10,322       $  9,150     $13,745
                                      -------     -------     -------       -------        -------
Operating expenses:
  Direct salaries and related
    expenses.....................       2,052       2,599       2,862         2,972          2,978       3,797
  Other direct operating
    expenses.....................       2,252       3,558       3,512         3,842          3,227       5,232
  General and administrative
    expenses.....................       1,706       2,008       2,470         2,504          2,089       3,195
                                      -------     -------     -------       -------        -------
         Total operating
           expenses..............       6,010       8,165       8,844         9,318          8,294      12,224
                                      -------     -------     -------       -------        -------
Operating income.................         190         573         688         1,004            856       1,521
Other income (expense)...........         (36)          3         (10)           16            259         515
                                      -------     -------     -------       -------        -------
Income before income taxes.......         154         576         678         1,020          1,115       2,036
Income taxes.....................          68         253         298           443            372         734
                                      -------     -------     -------       -------        -------
Net income.......................    $     86     $   323    $    380      $    577       $    743     $ 1,302
                                      =======     =======     =======       =======        =======
Net income per share.............    $   0.01     $  0.03    $   0.04      $   0.05       $   0.06     $  0.10
Shares used in per share
  computation....................      10,674      10,765      10,739        10,750         12,942      13,361
                                                           AS A PERCENTAGE OF REVENUES
                                   ---------------------------------------------------------------------------
Revenues.........................       100.0%      100.0%      100.0%        100.0%         100.0%      100.0%
                                      -------     -------     -------       -------        -------
Operating expenses:
  Direct salaries and related
    expenses.....................        33.1        29.7        30.0          28.8           32.5        27.6
  Other direct operating
    expenses.....................        36.3        40.7        36.9          37.2           35.3        38.1
  General and administrative
    expenses.....................        27.5        23.0        25.9          24.3           22.8        23.2
                                      -------     -------     -------       -------        -------
         Total operating
           expenses..............        96.9        93.4        92.8          90.3           90.6        88.9
                                      -------     -------     -------       -------        -------
Operating income.................         3.1         6.6         7.2           9.7            9.4        11.1
Other income (expense)...........        (0.6)        0.0        (0.1)          0.2            2.8         3.7
                                      -------     -------     -------       -------        -------
Income before taxes..............         2.5         6.6         7.1           9.9           12.2        14.8
Income taxes.....................         1.1         2.9         3.1           4.3            4.1         5.3
                                      -------     -------     -------       -------        -------
Net income.......................         1.4%        3.7%        4.0%          5.6%           8.1%        9.5%
                                      =======     =======     =======       =======        =======

     The Company's operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, including timing of the completion, material reduction or cancellation of major projects or the loss of a major client, timing of the receipt of new business, timing of the hiring or loss of personnel, timing of the opening or closing of an office, the relative mix of high margin creative projects as compared to lower margin production projects, changes in the pricing strategies and business model of the Company or its competitors, capital expenditures and other costs relating to the expansion of operations, and other factors that are outside of the Company's control.

Operating results could also be materially adversely affected by increased competition in the Company's markets.

     The Company experiences some seasonality in its business, which results from timing of product introductions and business cycles of the Company's clients. The Company's revenues tend to be somewhat higher during the third and fourth quarters of the Company's fiscal year as the Company's clients prepare marketing campaigns for products launched in anticipation of fall trade shows and the holiday season. The Company's revenues for the first fiscal quarter tend to be somewhat lower because many clients have expended most of their marketing budgets prior to the end of the calendar year and do not release funds from the next calendar year's marketing budget as compared to the fourth quarter of fiscal 1995 until mid to late January.

     The increase in direct salaries and related expenses in the third quarter of fiscal 1995 over the second quarter of fiscal 1995 was due in part to increased compensation expense of $122,000 recorded in connection with stock options granted in fiscal 1995. The increase in direct salaries and related expenses as a percentage of revenues in the first quarter of fiscal 1996 as compared to the fourth quarter of fiscal 1995 was due to the decrease in revenues during that quarter. The decrease in direct operating expenses as a percentage of revenues in the first quarter of fiscal 1996 as compared to the fourth quarter of fiscal 1995 was primarily due to decreases in materials and freelance costs, partially offset by an increase in facilities costs as a percentage of revenues. The increase in general and administrative expenses as a percentage of revenues in the first quarter of fiscal 1995 was due to the decrease in revenues during that quarter. The increase in general and administrative expenses as a percentage of revenues in the third quarter of fiscal 1995 was primarily due to a $289,000 increase in the provision for doubtful accounts to accommodate the increased number of customers served by the Company and to a lesser extent to general and administrative payroll related expenses and legal and accounting costs. The general and administrative expenses for the fourth quarter of fiscal 1995 remained approximately the same as the prior quarter as the Company continued to build its bad debt reserve and incurred recruiting fees. The Company expects that general and administrative expenses will increase in absolute dollars in future quarters.

     LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations and investments in property and equipment through cash generated from operations, bank borrowing, equity financing and capital lease financing arrangements. At May 31, 1996, the Company had no material capital commitments.

     Cash and cash equivalents, consisting primarily of high-quality municipal bonds and tax-advantaged money market instruments, totaled $39.0 million at May 31, 1996 compared to $2.3 million at November 30, 1995. The increase in cash and cash equivalents during this period was primarily due to net proceeds of $37.8 million resulting from the sale of stock in connection with the Company's initial public offering in December 1995. The Company's cash and cash equivalents increased $74,000, decreased $59,000, and increased $2.3 million for the fiscal years ended November 30, 1993, 1994 and 1995, respectively.

     The changes in cash flows for the three fiscal years ended November 30, 1993, 1994 and 1995 resulted principally from positive cash flows from operating activities of $372,000, $1.0 million and $2.1 million, respectively, and positive cash flow from financing activities of $401,000, $546,000 and $1.4 million, respectively, offset in part by investments in property and equipment of $699,000, $1.6 million and $1.2 million, respectively. The positive cash flow from financing activities for the fiscal year ended November 30, 1995 resulted principally from the sale of stock to IPG, offset by repayments on the Company's line of credit of $674,000. The changes in cash flows for the six months ended May 31, 1996 resulted from positive cash flows from financing activities of $37.7 million (principally from the sale of stock in connection with the Company's initial public offering) and from cash provided by operations of $160,000, offset in part by cash used in investing activities of $1.3 million.

     The Company has a $3.0 million credit facility available under a revolving line of credit based on 75% percent of eligible accounts receivable. The Company also has a $1.0 million three year term loan facility available for purchases of equipment. The credit facilities are secured by all the assets of the Company and bear interest at prime plus 0.5% for the line of credit and 0.75% for the term loan. At May 31, 1996, there was no indebtedness outstanding under these credit facilities. These credit agreements, which are scheduled to expire on July 31, 1996, require compliance with various financial covenants and restrictions, including maintenance of minimum levels of net worth and profitability, and restrict the Company's ability to pay dividends or to effect mergers or acquisitions without the bank's consent.

     The Company believes its current cash and cash equivalents, together with existing credit facilities, cash flows from operations, if any, and the proceeds of this offering will be sufficient to meet the Company's cash requirements for at least the next twelve months, including the cost of business acquisitions, if any.* The Company may need to raise additional funds through public or private debt or equity financing in order to take advantage of opportunities that may become available to the Company, including expansion of operating activities and acquisition of businesses, products or technologies, or otherwise to respond to competitive pressures.

     There can be no assurance that the Company will be able to raise additional capital on favorable terms or at all.

- ---------------


* This statement is a forward-looking statement reflecting current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 8, for a discussion of factors that could affect future performance.

                                    BUSINESS


     This section and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Risk Factors" commencing on page 8. Prospective Investors are urged to consider the factors discussed in the "Risk Factors" section, in evaluating an investment in the shares of Common Stock offered hereby.


OVERVIEW

     CKS Group, Inc. specializes in offering a wide range of integrated marketing communication services that help companies market their products, services and messages. The integrated marketing communication services provided by the Company include strategic corporate and product positioning, corporate identity and product branding, new media, packaging, collateral systems, advertising, direct mail, consumer promotions, trade promotions and media placement services. The Company is a provider of marketing programs that utilize advanced technology solutions and new media -- which the Company defines as media that deliver content to end users in digital form, including the World Wide Web, the Internet, proprietary online services, CD-ROMs, laptop PC presentations and interactive kiosks. New media services represented approximately 8%, 25% and 32% of the Company's revenues for fiscal years 1994 and 1995 and the six months ended May 31, 1996, respectively. The balance of the Company's revenue for such periods was derived from the Company's other integrated marketing communication services, including strategic corporate and product positioning, corporate identity and product branding, packaging, collateral systems, advertising, direct mail, consumer promotions, trade promotions and media placement services.

INDUSTRY BACKGROUND

     Several recent trends within the American business community are changing the marketing communication needs of American businesses. These trends include the following:

     Shortening of Product Life Cycles and Preparation Times for Marketing Campaigns. Today's increasingly competitive global business environment exerts constant pressure on businesses to reduce product development cycles, which in turn reduces product life cycles. Although this trend has been particularly evident with respect to companies in high technology industries, it has also begun to affect other industries as well. As a result, the marketing activities for many products are now typically accomplished in shorter periods of time than before (i.e., weeks rather than months). For example, the telecommunications industry, which is characterized by the frequent introduction of new services and promotional campaigns, now typically requires the rapid design and turnaround of marketing programs that are associated with the frequent introduction of services or campaigns.

     Emergence of New Media. The recent emergence of new media communication vehicles such as the World Wide Web, the Internet, proprietary online services, CD-ROMs, laptop PC presentations and interactive kiosks, are rapidly changing the way businesses communicate with other businesses and consumers. Much of the recent growth in Internet use by businesses and individuals has been driven by the emergence of the World Wide Web. The World Wide Web is used by organizations to offer their products and services on the Internet and to publish confidential company information to employees inside the enterprise. There are thousands of commercial World Wide Web sites and millions of Internet users. Most industry observers expect this trend to continue and accelerate. As a consequence, many businesses are concluding that they must develop an effective method of marketing through these new media. The Company believes that successful providers of marketing communication services in this emerging new media environment will need to possess skill sets and marketing approaches that are different from those required for traditional print and broadcast communications. In particular, a higher level of technological competence will be required.

     Market Segmentation. The emergence of online services, the advent of cable television with dozens or hundreds of channels available and the substantial increase in the number of special interest magazines and periodicals have now made it possible for businesses to tailor their marketing messages to narrow target groups of potential customers who may be more demographically predisposed to buy their product or service. As a consequence, the marketing message for a product introduction might now typically consist of a greater number of individual components than in the past, with multiple variations of the overall message aimed at smaller subsegments of the market.

     New Tools and Technologies. The increasing availability of new and more sophisticated tools and technologies now permit marketers to prepare and deliver high quality marketing messages quickly and efficiently. For example, tools facilitating the repurposing of advertising content in digital form, as well as tools allowing the creation of sophisticated multimedia presentations, have provided new methods for the preparation and delivery of marketing communications. Successful providers of marketing communications services will need to understand and utilize these and other new tools and technologies.

     Corporate Downsizing. The drive for greater productivity within the American business community has led many corporations to substantially reduce their internal marketing departments. In the past, these internal marketing departments would oversee and control the overall direction of an entity's marketing messages. These departments retained specialist firms such as advertising agencies, corporate identity firms, product packaging designers, direct mail firms and others, for the various components of the overall marketing function. As a result of these substantial reductions in the number of internal marketing personnel, it has become increasingly difficult for many corporations to internally coordinate the work of a large number of specialized advertising firms and ensure the production of uniform and consistent marketing messages.

     These trends have created a demand for an integrated approach to marketing communication services that can produce high quality, creative results more quickly and efficiently than before and can deliver these messages through both new and traditional media. This new approach will require, and clients will expect, that firms providing marketing communication services will make use of the latest tools, techniques and technologies available to deliver high quality results quickly and efficiently.

CKS CORE STRENGTHS

     The Company's overall mission is to consistently deliver integrated marketing communication services and products to its clients through the creative use of advanced technology, breakthrough design and superior account management. The Company believes that certain core strengths have been, and will continue to be, key to the Company's success. These core strengths include the following:

     New Media Communications. The Company develops and implements new media marketing programs. The Company created its first interactive marketing program for Apple in 1988 using Apple's Hypercard technology. Since that time, the Company has continued to build on its new media capabilities. The Company believes that its fundamental understanding of the tools and technologies used to develop and distribute new forms of interactive communication will provide it with a substantial advantage over its competitors in the emerging new media area.*

     Integrated Marketing. The Company currently offers a full range of marketing communication services to its clients, including strategic corporate and product positioning, corporate identity and product branding, new media, packaging, collateral systems, advertising, direct mail, consumer promotions, trade promotions and media placement services. The Company provides both tradi-

- ---------------


* This statement is a forward-looking statement reflecting current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 8, for a discussion of factors that could affect future performance.

tional and new media solutions in these areas. While some of the Company's employees specialize in only one or two of these disciplines, many are generalists skilled at providing high quality marketing services in several of these areas.

     Creative Excellence. The Company attempts to provide creative solutions in all areas of marketing communications that meet or exceed the highest standards of service within each individual discipline. Although the Company was founded with an initial core of expertise in the packaging and corporate identity disciplines, the Company has since expanded into other areas of marketing communications. In order to maintain high levels of creativity and quality, the Company places great importance on recruiting and retaining talented employees. The Company's investments in tools and technologies have served as a competitive advantage in recruiting and retaining many talented employees who are attracted to the Company's technology-driven culture. In addition, the Company's integrated approach to marketing communication services attracts and retains many highly qualified employees who are interested in applying their skills to more than one marketing discipline. The Company has received numerous honors and awards, including Addy Awards, Marget Larsen Awards for Design, Murphy Awards, Telly Awards and a Communication Arts Design Annual award.

     Technological Proficiency. The Company's founders all worked at Apple Computer during the 1980's where they saw the benefit of applying technology to enhance integrated marketing communications. As a result, one of the Company's primary objectives has been to capitalize on the fundamental changes in the marketing communication services marketplace by becoming the premier supplier of integrated marketing communications through the use of advanced technology. To help meet this objective, the Company equips its creative and production staff with computer workstations which the Company leases and upgrades frequently to maintain the latest technologies. The Company's programming staff is skilled in C/C++, Perl, Visual Basic and other programming languages, and multimedia tools such as Director, JavaScript and QuickTime VR. The Company has developed innovative server-side Web applications, and generally continues to develop tools and applications to provide leading edge marketing communication services and products quickly and efficiently. The Company has acquired licenses to certain third-party software products and tools prior to the time such products are generally available by acting as a beta site for pre-release versions of these products and tools. The Company believes that its technological sophistication has enabled it to provide marketing communication services and products quickly and efficiently.

CKS STRATEGY

     The Company intends to expand upon its core strengths in order to further enhance its ability to provide high quality marketing solutions that must be developed quickly and efficiently.* The Company's strategy also includes the following key elements:

     Use Integration as a Tool for Building Client Relationships. The Company has been able to utilize its integrated approach to marketing communication services as an effective tool in forming its present client relationships, and the Company believes that such integration will continue to serve this function in the future.* The Company's client relationships have typically begun with a single assignment that might encompass corporate identity or packaging, a brochure or a World Wide Web site. Such single project relationships have allowed clients to "test" the Company's services with minimal long-term risk. In many instances, for example MCI, Widmer Brothers Brewing Company and Yes! Entertainment, the Company has been successful in expanding the relationship beyond the single-project assignment to include additional projects in other marketing disciplines.

- ---------------


* This statement is a forward-looking statement reflecting current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 8, for a discussion of factors that could affect future performance.

     Expand Scope of Services and Geographic Locations. The Company seeks to expand both the breadth and depth of its integrated marketing communication services. The Company believes, however, that its business can be conducted most efficiently through offices with fifty or fewer employees, in part because a smaller office is better able to retain the Company's distinctive culture and operate more efficiently than a larger office. The Company seeks to achieve these objectives both by continuing to expand the scope of the marketing communications services that it currently offers and adding new offices in cities where clients have recognized the need for the Company's services.* The Company recently opened an office in Washington, D.C., and plans to open other offices in the future.* This strategy entails the risk that business at a new office will not develop as well as the Company anticipates. See "Risk
Factors -- Management of Growth, Risk Associated with Expansion."

     Capitalize on Leadership Position and Market Opportunities in New
Media. The Company has been and continues to be a leader in the application and development of new media marketing communication services and products. The Company believes that the proliferation of the Internet and other new media will continue to provide substantial opportunities to the Company.* These trends have enabled companies to focus their marketing messages and may ultimately result in one-on-one marketing to specific individuals. The Company believes that it possesses the necessary creative and technical skills to capitalize on these market opportunities. In addition, the Company believes that its management systems, including its Electronic Job Jacket software, provide the Company with a competitive advantage in delivering these new media marketing communication services and products in a timely and cost-effective manner.

     Leverage Relationship with IPG. In January 1995, the Company entered into a financial and strategic relationship with IPG, the third largest advertising and communications corporation in the world. The relationship was based on IPG's desire to accelerate the integration of advanced technology into its own advertising agency services, as well as the Company's interest in gaining access to IPG resources and substantial existing client base. Although IPG is under no contractual obligation to introduce its clients to the Company, the Company believes that its relationship with IPG provides CKS access to certain of IPG's large accounts that need marketing communication with a substantial technology or new media orientation.* At the same time, this relationship enables IPG to provide additional new media communications expertise to its clients. See "Certain Transactions -- Relationship with The Interpublic Group of Companies, Inc."

     Grow Through Acquisitions of Complementary Businesses. The Company seeks to acquire businesses that offer complementary marketing communication services, products and technologies.* The Company evaluates potential acquisitions for their ability to add to the Company's new media capabilities, technological proficiency, creative excellence and integrated marketing services skills. In addition, the Company seeks to leverage acquisitions to expand the breadth of the Company's management*. Other factors that the Company evaluates in considering potential acquisitions include a reputation for superb creative work in both specialities where the Company is particularly strong and in specialties that have not been the Company's historic strengths, accessible proprietary technology and new media expertise, potential for geographic expansion, relationships with certain companies and clients and the degree to which the potential acquisition candidate shares the Company's vision of combining integrated marketing communications services with an understanding of technology. The Company has signed an agreement to acquire Schell/Mullaney and is currently in discussions with other potential acquisition candidates. There can be no assurance that the acquisition agreement already signed will be consummated, that the Company will enter into definitive agreements with any such candidates or, if so, that any of such acquisitions

- ---------------


* This statement is a forward-looking statement reflecting current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 8, for a discussion of factors that could affect future performance.

will be consummated. See "Risk Factors -- Risks Associated with Acquisitions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CKS CLIENTS AND SERVICES

     The Company provides a broad range of marketing communication services. Depending on the scope of the assignment, the Company's services to its clients range from execution of a discrete marketing project, such as designing product packaging, to taking responsibility for the overall marketing message through various methods. When the Company assumes responsibility for the overall marketing message, the Company works with the client to analyze the client's products or services and the market for those services and to evaluate the appropriate media to reach the desired market efficiently. The Company then creates and distributes various versions of the message through the chosen media. The Company's services include the following:

     - Strategic Corporate and Product Positioning -- Development of a unique selling proposition for either a company or product that differentiates it from the competition.

     - Corporate Identity and Product Branding -- Development of a creative look and feel that establishes a corporate or brand personality to differentiate it from the competition.

     - New Media -- Development of media to be delivered to end users in digital form, including the World Wide Web, the Internet, proprietary online services, CD-ROMs, laptop PC presentations and interactive kiosks.

     - Packaging -- Creative development, design and production of an individual retail package or integrated retail packaging systems.

     - Collateral Systems -- Development and implementation of a literature system including, for example, individual brochures, flyers and data sheets.

     - Advertising -- Broadcast and/or print advertising designed to generate awareness of a company, product, or service over an extended period of time.

     - Direct Mail -- Development of mail programs designed to generate demand among a specific target audience within a limited time frame.

     - Consumer Promotions -- Marketing communications campaign and merchandising materials designed to increase sales among consumers.

     - Trade Promotions -- Marketing communications campaign designed to provide information and incentives to specific industry trade during a limited time.

     - Media Placement Services -- Strategic planning, negotiation and purchase of both traditional and new media.

     The Company's five largest clients accounted for 42% and 37% of the Company's revenues for the fiscal year ended November 30, 1995 and the six months ended May 31, 1996, respectively, with fluctuations in the amount of revenue contribution from each such client from quarter to quarter. MCI and Apple, the Company's two largest clients during fiscal 1995, accounted for approximately 19% and 7% of the Company's revenues, respectively, during that year, and accounted for approximately 20% and 4% of the Company's revenues, respectively, during the six months ended May 31, 1996. Since the Company's clients generally retain the Company on a project by project basis, a client from whom the Company generates substantial revenue in one period may not be a substantial source of revenue in a subsequent period. For example, of the five largest clients (in terms of revenues recognized by the Company) during the fiscal year ended November 30, 1995 only two were in the top five for the fiscal year ended November 30, 1994 and only two were in the top five for the six months ended May 31, 1996.

     CKS generally performs services for its clients on a project by project basis. In certain circumstances the Company enters into agreements with its clients to establish the terms upon which the Company deals with such clients when the Company is engaged to perform services. Such agreements are terminable at will by either party and without penalty.

     The Company targets and services a wide variety of clients, ranging from small, privately-held technology companies, such as Starwave Corporation, to Fortune 150 companies such as McDonald's Corporation ("McDonald's") and General Motors Corporation ("GM"). Other representative clients of the Company include Apple, Citibank, Clinique, Prudential Insurance Company, Sears, Roebuck & Co., U.S. Robotics Corp., and Williams-Sonoma Inc. These client relationships generally began with a limited assignment and have since grown to a relationship involving a variety of marketing communications services. The chart below demonstrates the breadth of marketing communication services that the Company has provided to various clients. With the exception of MCI, Apple and McDonald's, representing approximately 19%, 7% and 7% of the Company's revenues, respectively, during the fiscal year ended November 30, 1995, and 20%, 4% and 2% of the Company's revenues, respectively, during the six months ended May 31, 1996, none of the clients named in the chart below generated more than 5% of the Company's revenues during either of those periods.


                                      LOGO

CUSTOMER CASE STUDIES

     The following customer case studies further illustrate the Company's integrated marketing communication solutions for certain of the Company's customers, in each case indicating such customer's principal reasons for selecting CKS, the manner in which CKS' services have been implemented and the value CKS has provided.

     MCI

     The Company began working with the Business Markets division of MCI in November 1994. The Company's initial assignment was to develop the strategy and implementation plan for MCI's new online service, internetMCI (http://www.internetMCI.com). MCI then asked the Company to assist with the conception, execution, development and maintenance of the online service.

     In February 1996, MCI asked the Company to assist in the introduction of MCI One, a fully integrated communication service. MCI One provides consumers with long distance, paging, cellular, personal (800), calling card and Internet services for one flat fee per month. With the passage of the Telecommunications Act of 1996, MCI felt it was critical to launch this service by May 1, 1996, giving MCI and the Company ten weeks to complete the project. CKS was successful in meeting MCI's target launch date. MCI One was thereby the first fully integrated communication service available to consumers following the passage of the Telecommunications Act of 1996.

     CKS developed the MCI One marketing communication materials, including product packaging and collateral, a World Wide Web site, a direct mail campaign and after-market support, such as a customer invoice. CKS is working with MCI to develop additional marketing communication support materials for MCI One, including a CD-ROM and instructional video.

     The Company also created MCI's corporate site (http://www.mci.com) which includes over 500 World Wide Web pages with approximately 6,000 connecting links within the site and the World Wide Web ("hot links"). The Company continues to work with MCI on branding, direct response programs, Internet strategy and implementation, marketing brochures and interactive sales tools. For the fiscal year ended November 30, 1995, and the six months ended May 31, 1996, MCI was the Company's largest client in terms of revenues.

     Widmer Brothers Brewing

     Widmer Brothers Brewing Company ("Widmer") in Portland, Oregon is the largest draught craft brewer in the Northwest based on sales volume, supplying pubs, restaurants and retailers in 17 states, including California, Oregon and Washington. Widmer's products include Widmer Hefeweizen, a German-style unfiltered wheat beer that is the largest selling draught craft beer in the Northwest.

     To promote its entry into the bottled beer market in early 1996, Widmer considered 12 advertising agencies, including the Company, to devise a comprehensive launch program. The Company won Widmer's business in part by organizing a 14-person team which interviewed beer distributors, bartenders, waitpersons and customers at approximately 20 establishments in Portland, San Francisco, San Jose and San Diego, and then produced a video presentation supporting the Company's strategic and creative recommendations to Widmer.

     CKS recommended the product positioning and brand strategy that are the foundation of Widmer's retail marketing efforts. The Company first developed a channel marketing plan to promote Widmer's brands to distributors. Subsequently, the Company designed Widmer's product packaging, created print and outdoor advertising and produced radio advertising spots to support Widmer's launch of its bottled products. The Company also created Widmer's point-of-sale displays, planned and executed media placements, designed and hosted Widmer's World Wide Web site and created graphics for Widmer's delivery trucks.

     Widmer launched its bottled products in the Northwest in May 1996. Based on initial sales and demand in the Northwest, Widmer is currently considering introducing its bottled products in other markets.

     YES! Entertainment Corporation

     YES! Entertainment Corporation ("YES!") develops, manufactures and markets toys and other children's products, including a variety of educational and interactive products. YES! engaged the Company in July 1994 to help position a new audio concept that allows children to record and instantly playback whatever they record.

     Since it was critical for YES! to launch the product for the Christmas selling season, the Company was asked to complete its assignment in a very rapid fashion. In four weeks, the Company developed the product name Yak Bak(TM), along with packaging, merchandising, trade communications and advertising concepts.

     YES! continues to capitalize on Yak Bak's success with brand extensions and new product launches. The Company worked with YES! in extending the brand and developing marketing communication support materials for a number of other interactive toys for children, including the Yak Bak II,(TM) Yak Bak sfx,(TM) MegaMouth,(TM) Pull Me Pals,(TM) and Power Penz(TM) products. CKS has also created five advertising campaigns for YES! to market these new products. CKS filmed and produced the broadcast advertisements at its digital video production facilities. The Company continues to work with YES! on strategic product positioning, advertising campaigns, packaging, product branding and collateral systems.

DEVELOPMENT OF NEW CLIENT RELATIONSHIPS

     The Company attracts new clients through a number of different methods. To date, the Company has relied heavily on referrals from existing clients to attract new clients. In addition, certain clients have been referred to the Company as a result of its relationship with IPG. The Company is currently in the process of instituting a new business development program. The Company's executive officers have historically engaged in numerous speaking tours and other presentations aimed at attracting new clients. These speaking tours have led directly to the formation of new client relationships by the Company as well as substantial press and other media coverage of the Company, which has indirectly assisted the Company in forming new client relationships. The Company also advertises its integrated marketing communication services in certain business magazines. In March 1996, the Company opened an office in Washington, D.C. in order to enhance the Company's ability to rapidly meet the needs of MCI, the Company's largest client in terms of fiscal 1995 revenues. The Company may establish additional offices in the future in order to further relationships with existing clients or in order to facilitate acquiring new clients in diverse geographic markets.*

USE OF TECHNOLOGY

     The prior experience in technology companies of the Company's founders and many of its employees, along with the location of the Company's headquarters in Silicon Valley, have helped the Company to utilize technology as a major competitive advantage. The Company employs technology to maximize its ability to provide high quality, integrated marketing communication services to its clients in a timely and cost-effective manner. The Company also emphasizes the use of technology in managing its business, as demonstrated by its development of the Electronic Job Jacket.

- ---------------


* This statement is a forward-looking statement reflecting current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 8, for a discussion of factors that could affect future performance.

     Digital Content

     The Company has made a substantial investment in technology which allows all of its employees to share and utilize digital content as well as other Company and client information in an easy and efficient manner. All work performed by the Company for its clients is maintained by the Company in digital form on CD-ROMs. The Company has created an electronic network among its offices, which facilitates the sharing of information and allows each office to benefit from the experience and know-how of the other offices. The Company believes that its use of digital technology for the production and shipping of audio and video content, frequent updating of content for whatever medium is being used for its distribution, packaging and design assignment, virtual sets, internal communication, and cost control enable the Company to provide superior solutions to its clients at lower costs than traditional marketing communications services companies.

     Electronic Job Jacket Software

     The Company began development of its Electronic Job Jacket software in 1990 and put it into service later that year. The Electronic Job Jacket is a software system that the Company uses for internal purposes only that tracks financial and other information relating to completed and open projects being worked on by the Company. The Company uses the Electronic Job Jacket in project bids to help estimate, based upon historical information from prior projects, the various resources that will be needed to complete the project. When a project commences, each person working on the project records, on a daily or weekly basis, the time spent on the project. This allows the account manager, each individual working on the account, the Company's executive officers and finance personnel, and each employee of the Company to compare, at any time, the Company's performance against the estimates that formed the basis for the Company's project quote. This allows the Company to determine early in the process if its costs of performing the services are likely to exceed the revenue received, or result in lower margins than anticipated. By closely monitoring the information contained in the Electronic Job Jacket, the Company is better able to manage its projects. The Company can also obtain data on the costs of performing certain services, thereby improving its ability to prepare appropriate bids on future projects. The Electronic Job Jacket is linked with the Company's accounting system, allowing the Company to obtain accurate information as to the extent of project completion for the purpose of recognizing revenues.

     Access to New Technologies

     The Company's reputation as a technological innovator frequently allows it access to advanced media and communications technologies before such technologies are available to the general public or to the Company's competitors. In addition, the Company is frequently involved in alpha and beta test programs for pre-release versions of new information technologies. Early access to emerging technologies allows the Company to provide innovative media and marketing solutions to its customers before the Company's competitors, and to more rapidly explore and exploit the benefits of such new technologies. As a result of these relationships, the Company's engineers and creative staff regularly interact with the persons who design and develop the new media tools the Company uses. The Company believes it enjoys an advantage over rival marketing communication providers in effectively utilizing advanced multimedia and communications technologies to deliver its clients' marketing messages.

FUTURE DEVELOPMENT PROJECTS

     Building upon its existing integrated marketing communications services and products, the Company has several development projects underway that are intended to extend the use of its services to address potential new market opportunities. For instance, the Company recently created a reusable object-oriented C++ engine for interactive multimedia applications. The Windows-compatible engine allows the use of video, sound, animation, picture display and hyper-linking, as well as the ability to register multiple users, track and print test results, and keep track of where a user left off. Each component of the software engine can be leveraged for use in other applications that require similar functionality. There can be no assurance that any of the Company's development projects will result in commercial products or services.

IPG RELATIONSHIP

     In January 1995, the Company entered into a relationship with IPG pursuant to which IPG acquired a 29% ownership interest in the Company, on a fully diluted basis, through the purchase of capital stock from the Company and certain stockholders of the Company. IPG purchased additional capital stock of the Company from certain stockholders of the Company in October 1995, thereby increasing its ownership position to approximately 35% on a fully diluted basis prior to the Company's initial public offering. Following the Company's initial public offering in December 1995, IPG's ownership was reduced to approximately 28%, and following the sale of the shares offered hereby IPG's ownership will be approximately 19%. See "Certain Transactions -- Relationship with The Interpublic Group of Companies, Inc." In connection with the purchase, Barry R. Linsky, a Senior Vice President of IPG, joined the Board of Directors of the Company. IPG is a holding company for multiple advertising agencies and other marketing communications companies, including McCann-Erickson, Ammirati & Puris/Lintas, Lowe Group and others.

     The relationship between IPG and the Company was based on IPG's desire to accelerate the integration of advanced technology into its own advertising agency services, as well as the Company's interest in gaining access to IPG resources and substantial existing client base. Although IPG is under no contractual obligation to introduce the Company to IPG's clients, the Company believes that its relationship with IPG provides CKS access to certain of IPG's large accounts that need marketing communications with a significant emphasis on new media technology. At the same time, this relationship enables IPG to provide additional new media communications expertise to its clients.

     The Company has also derived certain other benefits, including management advice and consulting services, from its relationship with IPG, although IPG's contractual obligation to provide advice and services to the Company terminated upon closing of the Company's initial public offering in December 1995. For example, IPG has provided the Company with access to additional research capabilities and a worldwide network of agencies that the Company might not otherwise have. IPG also has provided the Company with knowledge and experience with respect to the integration of multiple marketing communication firms and disciplines into a unified group. IPG, which has acquired over 250 marketing communications companies, has also advised the Company in connection with identifying, valuing and integrating potential acquisitions. See "Certain Transactions -- Relationship with The Interpublic Group of Companies, Inc."

COMPETITION

     The markets for the Company's services are highly competitive and are characterized by pressures to reduce prices, incorporate new capabilities and accelerate job completion schedules.

     The Company faces competition from a number of sources. These sources include national and regional advertising agencies as well as specialized and integrated marketing communication firms. In addition, with respect to new media, many advertising agencies have started to either internally develop or acquire new media capabilities. New competitors that either provide integrated or specialized services (e.g., corporate identity and packaging, advertising services or World Wide Web site design) and are technologically proficient, especially in the new media arena, have emerged and are competing with the Company. Many of the Company's competitors or potential competitors have longer operating histories, longer client relationships and significantly greater financial, management, technology, development, sales, marketing and other resources than the Company. In addition, the Company's ability to maintain its existing clients and generate new clients depends to a significant degree on the quality of its services and its reputation among its clients and potential clients, as compared with the quality of services provided by and the reputations of the Company's competitors. The Company also competes on the basis of price. To the extent the Company loses clients to the Company's competitors because of dissatisfaction with the Company's services or the Company's reputation is adversely impacted for any other reason, the Company's business, financial condition and operating results could be materially adversely affected.

     There are relatively low barriers to entry into the Company's business. For example, the Company has no significant proprietary technology that would preclude or inhibit competitors from entering the integrated marketing communication solutions market. The Company expects that it will face additional competition from new entrants into the market in the future. There can be no assurance that existing or future competitors will not develop or offer marketing communication services and products that provide significant performance, price, creative or other advantages over those offered by the Company, which could have a material adverse effect on the Company's business, financial condition and operating results.

     The principal factors on which the Company competes are service, creative quality, price, technological and new media sophistication and intangible factors such as the interpersonal skills of the individuals managing the client account. The Company believes that it competes favorably with respect to each of these factors.*

EMPLOYEES

     As of May 31, 1996, the Company had a total of 230 employees, 191 of which were full-time regular employees.

     The Company's success depends to a significant extent upon certain members of senior management, including Mark D. Kvamme, Thomas K. Suiter, Carlton H. Baab and other key employees. Although the Company maintains key man life insurance policies on Messrs. Kvamme, Suiter and Baab and certain other key personnel, there can be no assurance that such insurance policies will adequately compensate for the loss of such individuals. The Company has no employment agreements with any of these individuals. The loss of any senior manager or other key employee could have a material adverse effect upon the Company's business, financial condition and operating results. In addition, the Company's ability to generate revenues relates directly to the Company's personnel, both in terms of the number and expertise of the personnel the Company has available to work on its projects as they are received and the mix of such personnel (i.e., full time or temporary employees or contract service providers). As a result, any failure by the Company to retain existing employees or hire new employees when necessary could have a material adverse effect upon the Company's business, financial condition and operating results. In addition, if one or more of the Company's key employees resigns from the Company to join a competitor or to form a competing company, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect upon the Company's business, financial condition and operating results. Further, in the event of the loss of any such personnel there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices, procedures or client lists. The Company believes that its future success will depend in large part upon its ability to attract and retain additional highly skilled creative, technical, financial and strategic marketing personnel. Competition for such personnel, especially creative talent, is intense. There can be no assurance the Company will be successful in attracting and retaining such personnel, and the failure to do so could have a direct and immediate

- ---------------


* This statement is a forward-looking statement reflecting current expectations. Investors are strongly encouraged to review the section entitled "Risk Factors" commencing on page 8, for a discussion of factors that could affect future performance.

material adverse effect on the Company's business, financial condition and operating results. See "Management."

FACILITIES

     The Company's primary facility consists of approximately 63,000 square feet in Cupertino, California including a 22,000 square foot digital video production facility. The Company's other facilities include the following:
Campbell -- approximately 10,000 square feet; New York -- approximately 6,500 square feet of space; Portland (Oregon) -- approximately 8,500 square feet; San Francisco -- approximately 7,400 square feet; and Washington, D.C., -- approximately 10,900 square feet. The Company is currently negotiating a lease for 30,000 additional square feet in Cupertino, California. The Company leases all of its facilities.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The current executive officers and directors of the Company and their ages as of June 1, 1996 are as follows:

            NAME              AGE                       POSITION
- ----------------------------  ---   -------------------------------------------------
Mark D. Kvamme..............  35    Chairman of the Board and Chief Executive Officer
Thomas K. Suiter............  41    President, CKS Partners and Director
Carlton H. Baab.............  38    Chief Financial Officer, Executive Vice President
                                    and Secretary
Alexandre Balkanski(1)......  35    Director
Pierre R. Lamond(1)(2)......  65    Director
Barry R. Linsky(1)(2).......  54    Director
Michael B. Slade............  38    Director

- ---------------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

     Mark D. Kvamme joined the Company in 1989 as a Partner and since 1991 has served as the Chairman of the Company's Board of Directors and Chief Executive Officer. Prior to joining the Company, Mr. Kvamme served as Vice President of Marketing of Pillar Corporation. From September 1986 to January 1989, Mr. Kvamme was International Marketing Manager for Wyse Technology, Inc., a terminal and personal computer manufacturer, from 1986 to 1989. Before joining Wyse, Mr. Kvamme founded and served as President and Chief Executive Officer of International Solutions, Inc., a global distributor of hardware and software products, from 1984 to 1986. While at Apple between 1980 and 1984, Mr. Kvamme held various management positions in international sales and marketing and in product development, as well as being one of the initial managers of Apple France. Mr. Kvamme holds a B.A. in French Economics and Literature from the University of California at Berkeley.

     Thomas K. Suiter assumed the position of President, CKS Partners in May 1996. Mr. Suiter joined CKS in 1991 as Chief Creative Officer, and has served as a member of the Company's Board of Directors since that time. Before joining the Company, Mr. Suiter was World Wide Creative Director of Landor Associates from 1985 to 1991. Prior to joining Landor, Mr. Suiter was Director of Creative Services at Apple from 1984 to 1985 and Creative Director from 1982-1984 where he and his group were responsible for Apple's corporate identity and the marketing communication materials for the MacIntosh and Apple II product lines. Mr. Suiter attended San Diego State University and the Art Center College of Design, Pasadena, California.

     Carlton H. Baab has served as the Company's Chief Financial Officer and Vice President of Finance and Administration since joining the Company in February 1994. Mr. Baab was promoted to Executive Vice President, Chief Operating Officer and Secretary in August 1995. Mr. Baab's duties were consolidated under the titles of Chief Financial Officer, Executive Vice President and Secretary in May 1996. Prior to joining the Company, Mr. Baab co-founded and served as President and Chief Executive Officer of MobileSoft Corporation, a software application developer for the Apple Newton. Mr. Baab was the Vice President & General Manager of the Contract Division at the Levolor Corporation from August 1989 to August 1993. At Levolor, Mr. Baab was also Vice President of Information Technology and Re-Engineering and a member of the executive turnaround team. Mr. Baab holds a B.S. in Electrical Engineering from the University of Southern California and an M.B.A. from the Harvard Graduate School of Business Administration.

     Alexandre Balkanski has been a member of the Company's Board of Directors since March 1995. Dr. Balkanski is the President and CEO of C-Cube Microsystems, Inc. ("C-Cube"), a publicly-held company specializing in digital video compression solutions, which he co-founded in July 1988. Dr. Balkanski was named Senior Vice President of C-Cube in August 1989, served as its Vice President of Worldwide Sales and Marketing from February 1994 to June 1995, and served as its Executive Vice President and Chief Operating Officer from February 1994 to June 1995. Dr. Balkanski currently serves on the board of directors of both C-Cube and Sierra Semiconductor Corporation. Dr. Balkanski holds graduate degrees from Harvard University in Physics, Economics and Business, as well as a B.A. in Physics from Harvard College.

     Pierre R. Lamond has been a member of the Company's Board of Directors since 1990. Mr. Lamond has been a general partner of Sequoia Capital, a venture capital firm, since 1981. Prior to joining Sequoia, Mr. Lamond was Vice President and Technical Director of National Semiconductor, a company he co-founded in 1967. Mr. Lamond currently serves as the Chairman of the Board of Directors of Cypress Semiconductor Corporation and Vitesse Semiconductor Corporation, and is a director of VidaMed, Inc., a medical device manufacturer, and a number of privately held companies. He holds a B.S.C. in Electrical Engineering and an M.S.C. in Physics from the University of Toulouse, France, as well as an M.S.C. in Electrical Engineering from Northeastern University.

     Barry R. Linsky has been a member of the Company's Board of Directors since January 1995. Mr. Linsky has served as Senior Vice President, Planning and Business Development of IPG since December 1990. Prior to joining IPG at the parent company level, Mr. Linsky was Executive Vice President, Account Service, of Lowe & Partners (formerly The Marschalk Company, a subsidiary of IPG), from 1980 until 1990. From 1972 to 1980, Mr. Linsky held various positions at The Marschalk Company, including Senior Vice President and Director of the agency's New Products Group and positions in account management. Previously, Mr. Linsky had worked in consumer marketing for Lever Brothers Co., Bristol-Myers Company and Squibb Beech-Nut, Inc. He holds degrees from Dartmouth College and the Amos Tuck School of Business.

     Michael B. Slade has been a member of the Company's Board of Directors since June 1996. Mr. Slade has served as President and Chief Executive Officer of Starwave Corp., a developer of multimedia information services for the Internet, since February 1993. Prior to joining Starwave, Mr. Slade was Vice President of Special Projects at Asymetrix, a multimedia software developer, from October 1992 to February 1993. From May 1991 to October 1992, Mr. Slade served as Vice President of Marketing at NeXT Computer, Inc., a developer of object-oriented software. Mr. Slade holds a B.A. in Economics from Colorado College and an M.B.A. from Stanford University.

DIRECTORS' COMPENSATION; DIRECTORS' OPTION PLAN

     Directors who are not employees of the Company receive compensation for their services as directors at a rate of $1,000 per year and $2,500 per Board meeting attended. Nonemployee directors are also eligible to participate in the 1995 Directors' Option Plan.

     The Company's 1995 Directors' Option Plan (the "Directors' Option Plan") was adopted by the Board of Directors in October 1995 was approved by the stockholders of the Company in November 1995. A total of 100,000 shares of Common Stock has been reserved for issuance under the Directors' Option Plan. The Directors' Option Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors' Option Plan is designed to work automatically, without administration; however, to the extent administration is necessary, it will be provided by the Board of Directors.


     The Directors' Option Plan provides that each nonemployee director shall be granted an option to purchase 20,000 shares of Common Stock (the "First Option") on the date on which the optionee first becomes a director of the Company. Thereafter each nonemployee director will be granted an option to purchase 5,000 shares of Common Stock (a "Subsequent Option") each year following announcement of the Company's operating results for the previous fiscal year.


     The Directors' Option Plan sets neither a maximum nor a minimum number of shares subject to options that may be granted to any one nonemployee director, but does stipulate the number of shares that may be included in any grant and the method of making a grant. No option granted under the Directors' Option Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee. The Directors' Option Plan provides that each Option will become exercisable as to 25% of the shares subject to such Option on each anniversary of the date of grant of such Option. The exercise price of all Options granted under the Directors' Option Plan will be equal to the fair market value of a share of the Company's Common Stock on the date of grant of the Option. Options granted under the Directors' Option Plan have a term of 10 years.

     In the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each option would be assumed or an equivalent option substituted by the successor corporation. The Directors' Option Plan will terminate in October 2005. The Board of Directors may amend or terminate the Directors' Option Plan, provided, however, that no such action may adversely affect any outstanding option and provided further that the provisions affecting the grant and terms of options may not be amended more than once during any six-month period. As of the date of this Prospectus, 35,000 options have been granted under the Directors' Option Plan. Executive officers of the Company are not eligible to participate in the Directors' Option Plan.

EXECUTIVE COMPENSATION

     SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table sets forth information concerning the compensation received for services rendered to the Company during fiscal 1995 by the Chief Executive Officer of the Company and each person who was an executive officer of the Company during fiscal 1995 and whose total compensation in fiscal 1995 equaled or exceeded $100,000 ("Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION
                                         --------------------------------------
                                                                   OTHER ANNUAL      ALL OTHER
     NAME AND PRINCIPAL POSITIONS         SALARY       BONUS       COMPENSATION     COMPENSATION
- ---------------------------------------  --------     --------     ------------     ------------
Mark D. Kvamme.........................  $165,000     $116,370        $3,236(1)        $1,268(5)
  Chief Executive Officer
Thomas K. Suiter.......................   165,000       74,517         2,668(2)            --
  President, CKS Partners
William T. Cleary......................   165,000       54,390         3,216(3)         1,777(5)
  Founder
Carlton H. Baab........................   137,600       75,774         7,464(4)         2,665(5)
  Chief Financial Officer, Executive
  Vice President and Secretary

- ---------------
(1) Consisted of $2,750 in automobile allowance and $486 in life insurance premiums paid by the Company.

(2) Consisted of $1,750 in automobile allowance and $918 in life insurance premiums paid by the Company.

(3) Consisted of $1,650 in automobile allowance and $1,566 in life insurance premiums paid by the Company.

(4) Consisted of $7,200 in automobile allowance and $264 in life insurance premiums paid by the Company.

(5) Consisted of forgiveness of interest due on loans payable to the Company.

                          OPTION GRANTS IN FISCAL 1995

     The following table sets forth information as to the option granted to Carlton H. Baab for the year ended November 30, 1995. No other options were granted in 1995 to any Named Executive Officer.

                                                                                                 POTENTIAL
                                                                                                REALIZABLE
                                                  % OF                                       VALUE AT ASSUMED
                                NUMBER OF         TOTAL                                         ANNUAL RATE
                               SECURITIES        OPTIONS                                         OF STOCK
                               UNDERLYING      GRANTED TO      EXERCISE                        APPRECIATION
                                 OPTIONS        EMPLOYEES      PRICE PER                    FOR OPTION TERM(3)
                                 GRANTED        IN FISCAL        SHARE       EXPIRATION     -------------------
            NAME                 (#)(1)           YEAR            (2)           DATE          5%          10%
- -----------------------------  -----------     -----------     ---------     ----------     -------     -------
Carlton H. Baab..............     40,000           6.17%         $1.00         07/28/05     $25,156     $63,750

- ---------------
(1) These options to purchase shares of Series B Common Stock were granted under the 1995 Series B Common Stock Plan and provide for vesting as to 25% of the underlying Common Stock one year after the date of grant then ratably over 36 months thereafter. The Company's Series B Common Stock converted into Common Stock in connection with the Company's initial public offering in December 1995.

(2) Options were granted at an exercise price equal to 100% of the fair market value of the Company's Series B Common Stock on the date of grant, as determined by the Board of Directors.

(3) This column shows the hypothetical gains or option spreads of the option granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full ten-year term of the option. The assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

   AGGREGATE STOCK OPTION EXERCISES IN FISCAL 1994 AND FISCAL YEAR-END VALUES

     No options were exercised during fiscal 1995 by the Named Executive Officers. The following table sets forth the number and value of exercisable and unexercisable options held at November 30, 1995 by Carlton H. Baab, the only Named Executive Officer who held options to purchase shares of the Company's capital stock as of such date.

                             YEAR-END OPTION VALUES

                                            NUMBER OF SECURITIES
                                                 UNDERLYING                   VALUE OF UNEXERCISED
                                           UNEXERCISED OPTIONS AT             IN-THE-MONEY OPTIONS
                                              NOVEMBER 30, 1995              AT NOVEMBER 30, 1995(1)
                                        -----------------------------     -----------------------------
                 NAME                   EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
- --------------------------------------  -----------     -------------     -----------     -------------
Carlton H. Baab.......................       0              40,000            $ 0           $ 640,000

- ---------------
(1) Calculated by determining the difference between the deemed fair market value of the securities on November 30, 1995 underlying the options (based on the initial public offering price of $17.00 per share) and the exercise price.

BENEFIT PLANS

     1995 STOCK PLAN

     The 1995 Stock Plan of the Company (the "Stock Plan") provides for the grant of stock options and stock purchase rights to employees, officers and consultants of the Company and its subsidiaries. Under the Stock Plan, the Company may grant options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended

(the "Code"), options not intended to qualify as incentive stock options and rights to purchase restricted stock. Incentive stock options may only be granted to employees of the Company and its subsidiaries. All incentive stock options granted under the Stock Plan must be granted by September 2005. As of May 31, 1996, options to purchase 349,250 shares of Common Stock were outstanding under to the Stock Plan and options to purchase 650,750 shares of Common Stock were available for future grant under the Stock Plan. The Stock Plan was approved by the Board of Directors in October 1995 and approved by the stockholders of Company in November 1995.

     The Stock Plan is administered by the Board of Directors or a committee thereof. Subject to the provisions of the Stock Plan, the Board or committee has the authority to select the persons to whom awards are granted and determine the terms of each award, including (i) the number of shares of Common Stock covered by the award, (ii) when the award becomes exercisable, (iii) the exercise price of the award and (iv) the duration of the option (which may not exceed 10 years). Generally options vest over four years and must be exercised within 10 years. All options are non-transferable other than by will or the laws of descent and distribution.

     The Stock Plan provides that, in the event of a merger of the Company with or into another corporation, the sale of more than 50% of the Company's voting stock, a sale of substantially all of the Company's assets or a liquidation or dissolution of the Company ("Transfer of Control"), the acquiring or successor corporation may assume or substitute substantially equivalent awards for the awards outstanding. To the extent awards are not assumed or substituted for, they will vest in full prior to the Transfer of Control. To the extent options are not assumed, substituted for or exercised prior to the Transfer of Control, they will terminate.

     1995 EMPLOYEE STOCK PURCHASE PLAN


     The Company's 1995 Employee Stock Purchase Plan (the "Purchase Plan") provides for the purchase by eligible employees of shares of the Company's Common Stock. The Purchase Plan was adopted by the Board of Directors in October 1995 and approved by the stockholders in November 1995. A total of 300,000 shares of Common Stock have been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, is administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors) of the Company or any subsidiary of the Company designated by the Board for participation in the Purchase Plan are eligible to participate in the Purchase Plan if they are customarily employed for more than 20 hours per week and more than five months per year. The Purchase Plan is implemented during concurrent 24-month offering periods, each of which is divided into four consecutive six month purchase periods, subject to change by the Board of Directors. Offering periods generally begin on January 1 and July 1 of each year. The initial offering period commenced at the time of the Company's initial public offering and will end on November 30, 1997. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. Shares are purchased on the last day of each purchase period. The price at which stock may be purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Company's Common Stock on the first day of the offering period or the last day of the purchase period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. In addition, participants generally may not purchase stock having a value (measured at the beginning of the offering period) greater than $12,500 in any purchase period, except the first offering period, during which an employee may purchase stock having a value of up to $25,000.


     EXECUTIVE BONUS PROGRAM

     Certain officers and employees of the Company are eligible to receive quarterly bonus compensation under an Executive Bonus Program maintained by the Company. Bonus compensation payments under the Executive Bonus Program are based on attainment of sales revenue and profitability targets during the fiscal year to date, and are keyed to each eligible employee's base salary. For most eligible employees, bonus payments are based on performance of both the Company as a whole and the individual employee's operating division. Bonus payments under the Executive Bonus Program totaled approximately $396,000 in the fiscal year ended November 30, 1995 and approximately $137,000 was accrued by the Company under the Executive Bonus Program for the first six months of fiscal 1996. Payments under the Executive Bonus Program are nondiscretionary, although the Board may approve additional discretionary bonuses under such Program. The Board of Directors approved a total of $152,050 in discretionary bonuses in fiscal 1995. The financial performance targets on which bonus payments are based are set on an annual basis by the Company's Chief Executive Officer and approved by the Compensation Committee of the Board of Directors.

     EMPLOYEE BONUS PROGRAM

     The Company's Board of Directors regularly awards bonus compensation payments to full-time employees of the Company under an informal Employee Bonus Program. Such bonus payments have been awarded from time to time since inception of the Employee Bonus Program in 1993. Any bonus payments under the Employee Bonus Program are made at the sole discretion of the Board of Directors, which may discontinue the Program at any time. Total payments under the Employee Bonus Program equaled approximately 15% of the Company's pretax operating income during the 1994 and 1995 fiscal years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors of CKS consists of Messrs. Lamond and Linsky. Mr. Lamond is the father-in-law of Mark D. Kvamme, the Company's Chairman and Chief Executive Officer. Mr. Linsky is a Senior Vice President of IPG.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by the Delaware General Corporation Law, the Company has included in its Certificate of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Bylaws of the Company provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. The Company has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. At present, the Company is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification would be required or permitted. The Company believes that its charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                              CERTAIN TRANSACTIONS

     RELATIONSHIP WITH THE INTERPUBLIC GROUP OF COMPANIES, INC.

     On January 13, 1995, CKS, certain stockholders of CKS (the "Participating Stockholders") and The Interpublic Group of Companies, Inc. ("IPG") entered into a Purchase Agreement (the "Purchase Agreement"), pursuant to which IPG purchased 739,437 shares of CKS Series A Common Stock from the Company and 2,375,000 shares of CKS Common Stock from the Participating Stockholders (which shares of Common Stock were subsequently converted into CKS Series A Common Stock). Barry
R. Linsky, a Senior Vice President of IPG, serves on the Board of Directors of the Company. The Participating Stockholders included Mark D. Kvamme, Chairman and Chief Executive Officer of the Company, Thomas K. Suiter, President, CKS Partners and a director of the Company, and William T. Cleary, who was then an executive officer and a director of the Company, each of whom respectively sold 703,199, 703,198 and 703,198 shares of Common Stock to IPG. The Purchase Agreement was amended and restated in October 1995.

     After completion of the stock sales provided for under the Purchase Agreement, IPG owned approximately 29% of the Company's outstanding capital stock (taking into account a pool of 500,000 shares then reserved for issuance of options). In consideration for the shares purchased under the Purchase Agreement, IPG paid $2.0 million to the Company and $4.0 million in total to the Participating Stockholders. Messrs. Cleary, Kvamme and Suiter received $1,184,333.47, $1,184,335.16 and $1,184,333.47, respectively, for the sale of shares held by them to IPG. IPG further agreed to pay the Participating Stockholders an aggregate of up to $1.5 million at the end of each of the 1995 and 1996 fiscal years, conditioned upon the attainment of certain gross margin benchmarks. In particular, the Purchase Agreement provides that if the Company's financial statements for the 1995 fiscal year reflect a gross margin of at least $21,400,000 IPG shall make additional payments totaling $1,500,000 to the Participating Stockholders. If the Company's gross margin for the 1995 fiscal year is less than $21,400,000 the additional payments payable by IPG under the Purchase Agreement are reduced by $0.25 for each dollar by which such gross margin is less than $21,400,000. In accordance with this provision, IPG in February 1996 made a payment of $1,500,000 to the Participating Stockholders. The Purchase Agreement provides for an additional $1,500,000 payment by IPG (the "1996 Payment") to the Participating Stockholders in the event the Company's financial statements for the 1996 fiscal year reflect a gross margin of at least $32,100,000. Such additional payment is reduced by $0.25 for each dollar by which such gross margin is less than $32,100,000. In February 1996, IPG made an additional payment of $1,500,000 to the Participating Stockholders, in full satisfaction of its 1996 Payment obligation under the Purchase Agreement. For purposes of the Purchase Agreement, the term "gross margin" refers to revenues net of external expenses, such as printing services, production services, freelance labor, and temporary labor.

     Pursuant to the Purchase Agreement, IPG received a right to purchase, immediately prior to the Company's initial public offering, such amount of additional shares of CKS Series A Common Stock as would bring its total percentage ownership of CKS to 37%, at a purchase price per share equal to 66.7% of the estimated offering price to the public, as measured by the midpoint price of a valuation range supplied by the managing underwriter of the Company's initial public offering. CKS further agreed, for so long as IPG's ownership in the Company remains at 20% or higher, not to accept any new broadcast, print or interactive media advertising business that is competitive with the core businesses of certain major clients of IPG. This restriction will terminate upon the closing of this offering. IPG was also granted certain other protective rights, all of which terminated upon consummation of the the Company's initial public offering ("IPO").

     In August 1995, the Company sold an additional 31,018 shares of Common Stock to IPG at a price of $2.25 per share to enable IPG to maintain its approximate percentage ownership of the Company following an increase in the number of shares of Series B Common Stock reserved for issuance under the Company's 1995 Series B Common Stock Option Plan beyond the 500,000 shares that had been negotiated in the Purchase Agreement.

     In October 1995, IPG notified the Company and the Participating Stockholders of its intent to exercise its right to purchase additional shares of the Company's Series A Common Stock in connection with the initial public offering of Common Stock by the Company. In order to limit the amount of dilution experienced by all stockholders, IPG and certain stockholders of the Company agreed that, rather than IPG purchasing additional shares of Series A Common Stock from the Company, such stockholders would sell shares of Common Stock directly to IPG. In October 1995, such stockholders sold an aggregate of 481,060 shares of Common Stock to IPG at a price of $7.34 per share. Among the persons selling such additional shares of Common Stock to IPG, Thomas K. Suiter sold 276,654 shares of Common Stock for aggregate consideration of $2,030,640; and William T. Cleary sold 201,406 shares of Common Stock for aggregate consideration of $1,478,320. All outstanding shares of Series A Common Stock were converted into an equal number of shares of Common Stock of the Company effective upon the reincorporation into Delaware immediately prior to the commencement of the Company's initial public offering, and at such time all outstanding options to purchase shares of Series B Common Stock were converted into options to purchase an equal number of shares of Common Stock at the same exercise price per share.

     On January 27, 1995, CKS, IPG and the Participating Stockholders entered into several additional agreements in connection with the Purchase Agreement, including a Shareholder Rights Agreement pursuant to which CKS agreed to grant IPG and all other CKS stockholders certain registration rights with respect to the CKS stock held by them (see "Description of Capital Stock -- Registration Rights"), and to grant IPG a right of first refusal to purchase a pro rata portion of certain new issuances of stock by the Company (which terminated upon the IPO), and IPG agreed to limit its ownership of CKS capital stock to no more than 37% of all outstanding voting shares of CKS, and to vote its shares for election of the slate of nominees for the Board of Directors of the Company selected by the Company, provided that such slate include a nominee selected by IPG.

     On January 27, 1995, the Company and IPG also entered into a Management Service Agreement, pursuant which IPG agreed to provide the Company with the following services: (i) assistance, advice and counsel regarding the methods and techniques of conducting and exploiting the Company's business and related systems, procedures and techniques; (ii) provision of existing or secondary source data relating to industries and businesses which are of interest to the Company in connection with the growth of its business; (iii) advice and consultation in connection with the development and preparation of campaigns and programs in the fields of advertising, marketing, sales promotion, research and related fields; (iv) consultation and advice in connection with personnel recruitment, and assistance in developing and effectuating a training program in advertising and related fields; and (v) assistance and advice in such other areas as the Company may request. In consideration for the services to be provided by IPG under the Management Service Agreement, the Company agreed to pay IPG a fee equal to 1% of the Company's annual gross margin, up to a maximum of $500,000 per year, payable on a quarterly basis. In addition, the Company agreed to reimburse IPG for all out-of-pocket expenses incurred by IPG in connection with services performed under the Management Service Agreement. CKS incurred $204,524 in IPG management services fees between January and December, 1995. The Company's obligation to pay IPG a fee pursuant to the Management Services Agreement terminated upon the closing of the Company's IPO in December 1995.

     CERTAIN PROFESSIONAL SERVICES ACCOUNTS

     Since January 1995, the Company has provided certain creative design and production services to the McCann-Erickson Worldwide advertising agency ("McCann"). As of May 31, 1996, the Company had invoiced McCann a total of $441,662 for such services. McCann is a subsidiary of IPG.

     The Company has performed certain advertising and marketing services on behalf of C-Cube Microsystems. The Company billed C-Cube a total of $47,290 during the 1994 fiscal year, a total of $78,661 during the 1995 fiscal year, and a total of $87,153 during the six months ended May 31, 1996. Alexandre Balkanski is a member of the Company's Board of Directors and President, Chief Executive Officer and a member of the Board of Directors of C-Cube.

     The Company believes that the compensation received for services performed on behalf of McCann and C-Cube was no less favorable than would be obtained for similar services provided to unrelated third parties. Any future transactions between the Company and its executive officers directors and their affiliates will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties, and any material transactions with such persons will be approved by a majority of the disinterested members of the Company's Board of Directors.

     MOBILESOFT INVESTMENT

     In August 1994, certain officers and directors of the Company and certain affiliates thereof (collectively, the "Investors") purchased shares of capital stock of MobileSoft Corporation ("MobileSoft") with an aggregate value of $114,282. The Investors included CKS Partners II, a partnership whose general partners include Mark D. Kvamme, Thomas K. Suiter, William T. Cleary, and Pierre
R. Lamond. CKS Partners II purchased MobileSoft Common Stock with an aggregate value of $14,282. Mr. Lamond individually purchased MobileSoft Series A Preferred Stock with a value of $90,000. Carlton H. Baab, Chief Financial Officer and Executive Vice President of the Company, and Wade T. Snell, a Vice-President of the Company, each invested $5,000 in shares of MobileSoft Common Stock. MobileSoft was formed to develop and market software for the Apple Computer Newton PDA. Since sales of Newton have not been substantial, MobileSoft has substantially curtailed its operations, although it continues to exist as a legal entity. Mr. Baab and Mr. Snell served as Chief Executive Officer and a Vice President of MobileSoft, respectively. Mr. Kvamme is a member of the Board of Directors of MobileSoft.

     In connection with such transactions, CKS Partners, Inc. ("CKS Partners I"), a subsidiary of the Company, agreed to provide to MobileSoft a minimum of $500,000 of professional services at a 50% discount off the Company's standard customer rates up to a maximum of $500,000. Services with a value of approximately $240,642 have been provided to MobileSoft in exchange for payments by MobileSoft in the amount of $120,321.

     LOANS TO OFFICERS AND EMPLOYEES

     The Company and its subsidiaries have made loans to certain officers and employees of the Company primarily in connection with purchases by such officers and employees of shares of Common Stock of the Company or its subsidiaries. A total of $648,667 in loans have been made to 12 employees and one director since December 1989. The Company has agreed to forgive all accrued interest due on such loans. Among the persons receiving such loans from the Company are Mark D. Kvamme, William T. Cleary (who was at the time an executive officer and director of the Company) and Carlton H. Baab, who received loans in the amounts of $123,750, $110,000 and $41,450, respectively, at annual interest rates of 8.2%, 7.0% and 6.4%, respectively. The maximum amounts payable by Messrs. Kvamme, Cleary and Baab pursuant to such loans were $135,898, $117,700 and $44,115, respectively. Messrs. Kvamme and Cleary have fully repaid the principal amount of the loans they received.

     STOCK OPTION GRANT TO DIRECTOR

     In June 1995, shortly after joining the Company's Board of Directors, Alexandre Balkanski was granted an option to purchase 20,000 shares of Series B Common Stock of the Company under the Company's 1995 Series B Common Stock Plan. The exercise price of such option is $0.50 per share, which the Board determined to be the fair market value per share of Series B Common Stock on the date of grant. The option granted to Dr. Balkanski vests over a period of four years, starting on the date of grant, and has a term of 10 years.

     INDEMNIFICATION AGREEMENTS

     The Company has entered into indemnification agreements with each of its directors and executive officers. Such agreements require the Company to indemnify such individuals to the fullest extent permitted by law. See "Management -- Limitation of Liability and Indemnification Matters."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth the beneficial ownership of Common Stock of the Company as of May 31, 1996 and as adjusted to reflect the sale of the shares offered by this Prospectus, of (i) each person known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) each director,
(iii) each of the Named Executive Officers, and (iv) all directors and executive officers as a group:

                                           SHARES OF
                                          COMMON STOCK                         SHARES BENEFICIALLY
                                          BENEFICIALLY                           OWNED ASSUMING
                                            OWNED(1)                             SALE OF SHARES
                                     ----------------------      SHARES          OFFERED HEREBY
                                                   PERCENT       OFFERED      ---------------------
     NAME OF BENEFICIAL OWNER         NUMBER       OF TOTAL      HEREBY        NUMBER       PERCENT
- -----------------------------------  ---------     --------     ---------     ---------     -------
The Interpublic Group of Companies,                      %                                        %
  Inc.(2)..........................  3,631,515       28.6       1,160,000     2,471,515       19.2
  1271 Avenue of the Americas
  New York, NY 10020
Mark D. Kvamme(3)..................  1,948,293       15.3%        100,000     1,848,293       14.4%
  10441 Bandley Drive
  Cupertino, CA 95014
Thomas K. Suiter(4)................  1,568,503       12.3%        100,000     1,468,503       11.4%
  10441 Bandley Drive
  Cupertino, CA 95014
William T. Cleary..................  1,106,161        8.7%        100,000     1,006,161        7.8%
  10441 Bandley Drive
  Cupertino, CA 95014
Carlton H. Baab(5).................     92,729          *          32,000        60,729          *
Pierre R. Lamond(6)................    275,478        2.2%             --       275,478        2.1%
Alexandre Balkanski(7).............      5,417          *              --         5,417          *
Barry R. Linsky(8).................      2,500          *              --         2,500          *
Michael B. Slade...................         --          *              --            --          *
All Executive Officers and
  Directors as a Group (7
  persons)(5)(7)...................  3,892,920       30.6%        232,000     3,660,920       28.5%
Other Selling Stockholders as a
  Group (11 persons)(9)............    901,195        7.1%        176,500       724,701        5.6%

- ---------------
* Less than 1%.

(1) Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.


(2) Includes 500,000 shares held by each of Ammirati & Puris/Lintas, Inc. ("Ammirati") and Scali, McCabe, Stores, Inc. ("Scali"). Ammirati and Scali are wholly-owned subsidiaries of IPG and are each offering 240,530 shares hereby. Also includes 2,500 shares held by each of Mr. Barry R. Linsky, who is a director of the Company and an officer of IPG, and Mr. Richard Villante, who is an officer of IPG.


(3) Includes 158,888 shares held by trusts for the benefit of Mr. Kvamme's children.

(4) Includes 200,000 shares held by trusts for the benefit of Mr. Suiter's children.

(5) Includes options to purchase 10,000 shares exercisable within 60 days of May 31, 1996.

(6) Includes 275,478 shares held by the Pierre R. and Christine E. Lamond Trust dated 11/22/85.

(7) Represents options to purchase 5,417 shares exercisable within 60 days of May 31, 1996.

(8) Does not include 3,626,515 shares held by IPG prior to this offering, of which Mr. Linsky is Senior Vice President, Planning and Business Development.

(9) Such Selling Stockholders are all individuals and none is an officer or director of the Company. David Siskin is offering 50,000 shares hereby and following completion of this offering will own 249,065 shares, which will constitute 2.0% of all shares of Common Stock outstanding. Robert J. Gemmel is offering 30,000 shares hereby and following completion of this offering will own 250,872 shares, which will constitute 2.0% of all shares of Common Stock outstanding. Bernard Schroeder is offering 20,000 shares hereby and following completion of this offering will own 48,631 shares, which will constitute less than 1% of all shares of Common Stock outstanding. Wade H. Snell III is offering 12,500 shares hereby and following completion of this offering will own 50,381 shares, which will constitute less than 1% of all shares of Common Stock outstanding. Jay R. Tannenbaum is offering 10,000 shares hereby and following completion of this offering will own 34,391 shares which will constitute less than 1% of all shares of Common Stock outstanding. Jill K. Savini is offering 20,000 shares hereby and following completion of this offering will own 20,870 shares, which will constitute less than 1% of all shares of Common Stock outstanding. Brian K. Fortune is offering 5,000 shares hereby and following completion of this offering will own 25,664 shares, which will constitute less than 1% of all shares of Common Stock outstanding. Phillip Battat is offering 5,000 shares hereby and following completion of this offering will own 15,316 shares (including options to purchase 11,666 shares exercisable within 60 days of May 31,
    1996), which will constitute less than 1% of all shares of Common Stock outstanding. Mark Loncar is offering 5,000 shares hereby and following completion of this offering will own 20,539 shares (including options to purchase 16,693 shares exercisable within 60 days of May 31, 1996), which will constitute less than 1% of all shares of Common Stock outstanding. Kimberly Johnson is offering 10,000 shares hereby and following completion of this offering will own 4,966 shares (representing options to purchase shares exercisable within 60 days of May 31, 1996), which will constitute less than 1% of all shares of Common Stock outstanding. Suzan Packee is offering 9,000 shares hereby and following completion of this offering will own 4,006 shares (representing options to purchase shares exercisable within 60 days of May 31, 1996), which will constitute less than 1% of all shares of Common Stock outstanding.

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this Prospectus, the authorized capital stock of the Company consisted of 30,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

     As of May 31, 1996, there were 12,714,437 shares of Common Stock outstanding held by approximately 60 stockholders of record. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of CKS, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     As of May 31, 1996, 5,000,000 shares of Preferred Stock, $.001 par value, were authorized and no shares were outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change of control of the Company or to serve as an entrenchment device for incumbent management. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. At present, CKS has no plans to issue any of the Preferred Stock.

REGISTRATION RIGHTS

     The holders of all shares of Common Stock outstanding prior to the Company's initial public stock offering (the "Holders") are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of agreements between the Company and the Holders, if CKS proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, the Holders are entitled to notice of such registration and are entitled to include at the Company's expense shares of such Common Stock therein; provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration. In addition, the Holders may require the Company, on not more than two occasions, to file a registration statement under the Securities Act at the Company's expense with respect to such shares, and CKS is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, Holders may require the Company to register all or a portion of their shares with registration rights on Form S-3, when CKS is eligible to use such form, subject to certain conditions and limitations.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is First Interstate Bank of California.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, Section 203 of the Delaware Law prevents a person owning 15% or more of a corporation's outstanding voting stock ("Interested Stockholder") from engaging in a "business combination" (as defined in the Delaware Law) with a Delaware corporation for three years following the date such person became an Interested Stockholder, subject to certain exceptions such as the approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The existence of this provision would be expected to have the effect of discouraging takeover attempts, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

     The Company's Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders and does not provide for cumulative voting in the election of directors. The Certificate of Incorporation and Bylaws also restrict the right of stockholders to change the size of the Board of Directors and to fill vacancies on the Board of Directors. The Bylaws also establish procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors or for stockholder proposals to be submitted at stockholder meetings. In addition, the Company's Certificate of Incorporation provides for a Board of Directors divided into three classes of directors with each class serving a staggered three-year term. A classified board may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. The amendment of any of these provisions would require approval by holders of 66.67% or more of the outstanding Common Stock.

     These and other provisions could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors and therefore may discourage another person or entity from making a tender offer for the Company's Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management. In addition, these provisions could have the effect of making it more difficult for proposals favored by the stockholders to be presented for stockholder consideration.

     The Company has also included in its Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware Law and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law.

                        SHARES ELIGIBLE FOR FUTURE SALE


     As of May 31, 1996, the Company had outstanding 12,714,437 shares of Common Stock. The 2,875,000 shares sold in the Company's initial public offering and the 1,800,000 shares offered hereby are freely tradeable without restriction under the Securities Act, unless held by "affiliates" of the Company. The remaining 8,170,937 shares of Common Stock held by existing stockholders are "restricted" shares under the Securities Act (the "Restricted Shares"). 6,162,372 of such Restricted Shares are subject to a Lock-Up Agreement which expires 90 days after the date of this Prospectus. In December 1996 and January 1997 (collectively, the "Expiration Date") all the Restricted Shares will become eligible for sale pursuant to Rule 144 promulgated under the Securities Act ("Rule 144"). The Restricted Shares that first become eligible for sale in the public market on the Expiration Date will be subject to certain volume and other resale restrictions pursuant to Rule 144. In addition, if the acquisition of Schell/Mullaney is consummated, the Company will issue shares of the Company's common stock (approximately 132,000 shares based on the closing price of the Company's Common Stock on June 6, 1996 as reported on the Nasdaq National Market) to the shareholders of Schell/Mullaney upon the closing of such acquisition, half of which shares (approximately 66,000 shares based on the closing price of the Company's Common Stock on June 6, 1996 as reported on the Nasdaq National Market) will be subject to the Lock-up Agreement, and the remainder of which will be freely tradeable.


     In general, under Rule 144 as currently in effect, beginning on the Expiration Date, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (and, with respect to non-affiliates of the Company, a person who has beneficially owned Restricted Securities less than three years), will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 127,144 shares as of May 31, 1996) or (ii) the average weekly trading volume of the Company's Common Stock in The Nasdaq Stock Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Such sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. The Securities and Exchange Commission has recently proposed to reduce the Rule 144 holding periods. If enacted, such modification will have a material effect on the timing of when shares of the Company's Common Stock become eligible for resale.


     The Company has reserved 1,000,000 shares of Common Stock for issuance upon the exercise of options to be granted pursuant to the Company's 1995 Stock Plan. As of May 31, 1996, options to purchase 349,250 shares of Common Stock were outstanding under the Company's 1995 Stock Plan and options to purchase 689,617 shares of Common Stock were outstanding under the Company's 1995 Series B Common Stock Plan (the "Series B Plan"). Following completion of this offering, options to purchase an aggregate of 160,249 shares of Common Stock under the Company's 1995 Stock Plan and 1995 Series B Common Stock Plan will be subject to the Lock-Up Agreement. In addition, the Company has reserved 300,000 shares of Common Stock for issuance pursuant to the Company's 1995 Employee Stock Purchase Plan (the "Purchase Plan") and 100,000 shares for issuance upon exercise of options to be granted under its 1995 Director Stock Option Plan (the "Directors' Plan"). The Company has filed a Registration Statement on Form S-8 to register the shares of Common Stock issuable upon exercise of options granted under the Series B Plan, the Stock Plan, the Directors' Plan and the Purchase Plan. Subject to the Lock-Up Agreement, to the extent applicable, shares of Common Stock issued under such plans will be available for sale in the public market upon vesting of such shares, subject to the Rule 144 volume limitations applicable to affiliates.

     Prior to December 14, 1995 there was no public market for the Common Stock and there is no assurance a significant public market for the Common Stock will be sustained. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSGR"), Palo Alto, California. An investment partnership of WSGR, and Robert T. Clarkson, a member of WSGR, own 6,000 shares of Common Stock of the Company. Certain legal matters relating to this offering will be passed upon for the underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of November 30, 1994 and November 30, 1995 and for each of the years in the three-year period ended November 30, 1995, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements of Schell/Mullaney, Inc. as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

                                CKS GROUP, INC.
                            ------------------------

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
CKS Group, Inc. and Subsidiaries:
  Independent Auditors' Report.......................................................   F-2
  Consolidated Balance Sheets........................................................   F-3
  Consolidated Statements of Income..................................................   F-4
  Consolidated Statements of Stockholders' Equity....................................   F-5
  Consolidated Statements of Cash Flows..............................................   F-6
  Notes to Consolidated Financial Statements.........................................   F-7
Schell/Mullaney, Inc.:
  Independent Auditors' Report.......................................................   F-14
  Balance Sheets.....................................................................   F-15
  Statements of Income and Retained Earnings.........................................   F-16
  Statements of Cash Flows...........................................................   F-17
  Notes to Financial Statements......................................................   F-18
Unaudited Pro Forma Consolidated Financial Information...............................   F-22

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CKS Group, Inc.

     We have audited the consolidated financial statements of CKS Group, Inc. and subsidiaries as of November 30, 1994 and 1995, and the related consolidated statements of income, stockholders equity, and cash flows for each of the years in the three-year period ended November 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CKS Group, Inc. and subsidiaries as of November 30, 1994 and 1995, and the results of their operations and cash flows for each of the years in the three-year period ended November 30, 1995 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

San Jose, California
December 15, 1995, except as to
Note 5 which is as of
December 20, 1995

                        CKS GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  NOVEMBER 30,
                                                               ------------------     MAY 31,
                                                                1994       1995        1996
                                                               ------     -------   -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..................................  $   43     $ 2,327     $38,960
  Accounts receivable, net of allowances of $84, $868 and
     $1,040 in 1994, 1995 and 1996, respectively.............   5,653       7,203      10,744
  Fees and expenditures in excess of billings................     179         471       1,669
  Prepaid expenses and other current assets..................     143       1,095         924
                                                               ------     -------     -------
          Total current assets...............................   6,018      11,096      52,297
                                                               ------     -------     -------
Property and equipment, net..................................   2,089       2,590       3,398
                                                               ------     -------     -------
          Total assets.......................................  $8,107     $13,686     $55,695
                                                               ======     =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................  $3,346     $ 3,681     $ 4,652
  Accrued expenses...........................................     806       2,371       3,373
  Billings in excess of fees and expenditures................     822         959       1,879
  Current portion of notes payable and capital lease
     obligations.............................................   1,062         316         327
  Income taxes payable.......................................     318         972         381
                                                               ------     -------     -------
          Total current liabilities..........................   6,354       8,299      10,612
Notes payable and capital lease obligations, less current
  portion....................................................     340         412         311
Deferred income taxes........................................     390         380         256
                                                               ------     -------     -------
          Total liabilities..................................   7,084       9,091      11,179
                                                               ------     -------     -------
Commitments
Stockholders' equity:
  Preferred stock; $.001 par value; 5,000,000 shares
     authorized; none issued and outstanding.................      --          --          --
  Common stock; $.001 par value; 30,000,000 shares
     authorized:
     Series A common stock; none and 3,114,437 shares issued
       and outstanding in 1994 and 1995, respectively; none
       issued and outstanding as of May 31, 1996.............      --           3          --
  Common stock; 9,463,070, 7,125,000 issued and outstanding
     in 1994 and 1995, respectively; 12,714,437 shares issued
     and outstanding as of May 31, 1996......................       9           7          13
  Additional paid-in capital.................................     254       2,380      40,253
  Notes receivable from stockholders.........................    (371)       (292)       (292)
  Retained earnings..........................................   1,131       2,497       4,542
                                                               ------     -------     -------
          Total stockholders' equity.........................   1,023       4,595      44,516
                                                               ------     -------     -------
          Total liabilities and stockholders' equity.........  $8,107     $13,686     $55,695
                                                               ======     =======     =======

          See accompanying notes to consolidated financial statements.

                        CKS GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    YEAR ENDED                  SIX MONTHS
                                                   NOVEMBER 30,               ENDED MAY 31,
                                           -----------------------------    ------------------
                                            1993       1994       1995       1995       1996
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
Revenues.................................  $12,038    $22,938    $34,792    $14,938    $22,895
                                           -------    -------    -------    -------    -------
Operating expenses:
  Direct salaries and related expenses...    2,782      6,168     10,485      4,651      6,775
  Other direct operating expenses........    6,183     11,121     13,164      5,810      8,459
  General and administrative expenses....    2,584      5,131      8,688      3,714      5,284
                                           -------    -------    -------    -------    -------
          Total operating expenses.......   11,549     22,420     32,337     14,175     20,518
                                           -------    -------    -------    -------    -------
          Operating income...............      489        518      2,455        763      2,377
Other income (expense) net...............      (25)       (38)       (27)       (33)       774
                                           -------    -------    -------    -------    -------
          Income before income taxes.....      464        480      2,428        730      3,151
Income taxes.............................      185        192      1,062        321      1,106
                                           -------    -------    -------    -------    -------
          Net income.....................  $   279    $   288    $ 1,366    $   409    $ 2,045
                                           =======    =======    =======    =======    =======
Net income per share.....................  $  0.03    $  0.03    $  0.13    $  0.04    $  0.16
                                           -------    -------    -------    -------    -------
Shares used in per share computation.....    8,482      9,944     10,726     10,720     13,147
                                           =======    =======    =======    =======    =======

          See accompanying notes to consolidated financial statements.

                        CKS GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                        SERIES A                                         NOTES
                                      COMMON STOCK      COMMON STOCK     ADDITIONAL    RECEIVABLE                   TOTAL
                                     ---------------   ---------------    PAID-IN         FROM       RETAINED   STOCKHOLDERS'
                                     SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     STOCKHOLDERS   EARNINGS      EQUITY
                                     ------   ------   ------   ------   ----------   ------------   --------   -------------
Balances, November 30, 1992........      --     $--     6,892    $  7     $    121       $  (80)      $  564       $   612
Issuance of common stock...........      --     --        948       1          242         (239)          --             4
Net income.........................      --     --         --      --           --           --          279           279
                                                --
                                      -----            ------     ---       ------        -----       ------        ------
Balances, November 30, 1993........      --     --      7,840       8          363         (319)         843           895
Issuance of common stock...........      --     --      2,273       2          204         (146)          --            60
Repurchase of common stock.........      --     --       (650)     (1)        (313)          94           --          (220)
Net income.........................      --     --         --      --           --           --          288           288
                                                --
                                      -----            ------     ---       ------        -----       ------        ------
Balances, November 30, 1994........      --     --      9,463       9          254         (371)       1,131         1,023
Issuance of Series A common
  stock............................     739      1         --      --        1,923           --           --         1,924
Conversion of common stock to
  Series A common stock............   2,375      2     (2,375)     (2)          --           --           --            --
Repurchase of common stock.........      --     --        (31)     --          (23)           8           --           (15)
Issuance of common stock...........      --     --         68      --           70           --           --            70
Compensation related to stock
  options..........................      --     --         --      --          156           --           --           156
Collections on stockholder notes
  receivable.......................      --     --         --      --           --           71           --            71
Net income.........................      --     --         --      --           --           --        1,366         1,366
                                                --
                                      -----            ------     ---       ------        -----       ------        ------
Balances, November 30, 1995........   3,114      3      7,125       7        2,380         (292)       2,497         4,595
Conversion of Series A common stock
  to common stock (unaudited)......  (3,114)    (3)     3,114       3           --           --           --            --
Issuance of common stock
  (unaudited)......................      --     --      2,475       3       37,820           --           --        37,823
Compensation related to stock
  options (unaudited)..............      --     --         --      --           53           --           --            53
Net income (unaudited).............      --     --         --      --           --           --        2,045         2,045
                                                --
                                      -----            ------     ---       ------        -----       ------        ------
Balances, May 31, 1996
  (unaudited)......................      --     $--    12,714    $ 13     $ 40,253       $ (292)      $4,542       $44,516
                                      =====     ==     ======     ===       ======        =====       ======        ======

          See accompanying notes to consolidated financial statements.

                        CKS GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                       SIX MONTHS
                                                                      YEAR ENDED NOVEMBER 30,         ENDED MAY 31,
                                                                   -----------------------------    -----------------
                                                                    1993       1994       1995       1995      1996
                                                                   -------    -------    -------    ------    -------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income.....................................................  $   279    $   288    $ 1,366    $  409    $ 2,045
  Adjustments to reconcile net income to net cash provided by operating activities:
    Deferred taxes...............................................      209       (127)       (10)     (239)      (125)
    Compensation related to stock options........................       --         --        156        --         53
    Depreciation and amortization................................      220        514        738       353        453
    Changes in operating assets and liabilities:
      Accounts receivable........................................   (1,743)    (2,914)    (1,550)      564     (3,541)
      Fees and expenditures in excess of billings................     (113)       (24)      (292)     (424)    (1,198)
      Prepaid expenses and other current assets..................       25       (140)      (952)        1        171
      Accounts payable...........................................    1,152      2,154        335      (658)       971
      Accrued expenses...........................................      398        384      1,565       301      1,002
      Billings in excess of fees and expenditures................      (16)       616        137       132        920
      Income taxes payable.......................................      (39)       293        654      (141)      (591)
                                                                   -------    -------    -------    -------   -------
        Net cash provided by operating activities................      372      1,044      2,147       298        160
                                                                   -------    -------    -------    -------   -------
Cash flows from investing activities -- purchases of property and
  equipment......................................................     (699)    (1,649)    (1,239)     (367)    (1,260)
                                                                   -------    -------    -------    -------   -------
Cash flows from financing activities:
  Net borrowings (repayments) on line of credit and
    notes payable................................................      397        706       (674)     (685)       (90)
  Collections on stockholder notes receivable....................       --         --         71        70         --
  Proceeds from sale of common stock.............................        4         60      1,994     1,925     37,823
  Repurchase of common stock.....................................       --       (220)       (15)       --         --
                                                                   -------    -------    -------    -------   -------
        Net cash provided by financing activities................      401        546      1,376     1,310     37,733
                                                                   -------    -------    -------    -------   -------
Change in cash and cash equivalents..............................       74        (59)     2,284     1,241     36,633
Cash and cash equivalents, beginning of period...................       28        102         43        43      2,327
                                                                   -------    -------    -------    -------   -------
Cash and cash equivalents, end of period.........................  $   102    $    43    $ 2,327    $1,284    $38,960
                                                                   =======    =======    =======    =======   =======
Supplementary disclosure of cash paid:
  Interest.......................................................  $    14    $    60    $    91    $   39    $    30
                                                                   =======    =======    =======    =======   =======
  Income taxes...................................................  $    --    $    30    $   647    $  460    $ 2,237
                                                                   =======    =======    =======    =======   =======
Supplementary disclosures of noncash investing and financing activities:
  Sale of common stock in exchange for stockholder notes
    receivable...................................................  $   243    $   146
                                                                   =======    =======

          See accompanying notes to consolidated financial statements.

                        CKS GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED MAY 31, 1995 AND 1996 IS
                                   UNAUDITED)

(1)  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Nature of Business and Principles of Combination

     CKS Group, Inc. (the "Company") is an integrated marketing communications company providing corporate identity, advertising, sales promotions, product packaging, general merchandising, and multimedia services.

     The accompanying consolidated financial statements have been prepared on the basis that the entities that now comprise the Company were combined at the beginning of their existence for financial reporting purposes. The combined entities have been under common control since inception and have been included in the consolidated financial statements at historical cost, since their respective dates of inception. The combination occurred in January 1995 as part of a merger and it has been accounted for in a manner similar to a pooling of interests. The entities consisted of CKS Partners, Inc., CKS Interactive, Inc., and CKS Pictures, Inc. (collectively, the "Former Affiliates"). In December 1994, the Boards of Directors and stockholders of the Company and the Former Affiliates unanimously agreed to merge the Former Affiliates with and into the Company. All transactions and accounts between the combined entities have been eliminated in the accompanying consolidated financial statements.

     In accordance with the merger of the Former Affiliates, each entity's capital stock was converted, using a predetermined conversion factor, to give effect to the merger. All share and per share information has been retroactively restated to give the effect to the merger.

     Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

     Concentrations of Credit Risk

     Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company's services are provided to clients in a variety of industries. The Company performs ongoing credit evaluation of its clients and generally does not require collateral, and records allowances for potential credit losses.

     Property and Equipment

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of their useful lives or the remaining term of the related lease.

     Revenue Recognition

     Revenues are derived from fixed fee arrangements and are recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs. Fees and expenditures in excess of billings represent the costs incurred and anticipated profits earned on projects in progress in excess of amounts billed, and are recorded as an asset. Billings in excess of fees and expenditures represent amounts billed in excess of costs incurred and estimated profit earned, and are recorded as a liability. Such billings are generally at the beginning of contract periods, and are in accordance with contract provisions. To the extent costs incurred and

                        CKS GROUP, INC. AND SUBSIDIARIES
anticipated costs to complete projects in progress exceed anticipated billings, a loss is accrued for the excess.

     Income Taxes

     The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Foreign Currency Translation

     The functional currency of the Company's foreign subsidiary is the U.S. dollar. Accordingly, monetary assets and liabilities are remeasured at year-end exchange rates while nonmonetary items are remeasured at historical rates. Income and expense accounts are remeasured at the average rates in effect during the year, except for depreciation and cost of revenue which are remeasured at historical rates. Gains and losses resulting from remeasurement are included in income.

     Net Income Per Share

     Net income per share is computed using the weighted average number of shares outstanding of common stock and dilutive common equivalent shares from stock options using the treasury stock method. In accordance with certain Securities and Exchange Commission (SEC) Staff Accounting Bulletins, such computations include all common and common equivalent shares issued within 12 months of the offering date as if they were outstanding for all prior periods presented using the treasury stock method and the initial public offering ("IPO") price.

     Interim Financial Information

     The consolidated financial statements for the six month periods ended May 31, 1995 and 1996 are unaudited, but include all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation.

(2)  PROPERTY AND EQUIPMENT

     Property and equipment include the following (in thousands):

                                                                         NOVEMBER 30,
                                                                       -----------------
                                                                        1994       1995
                                                                       ------     ------
    Computer equipment and software..................................  $1,427     $2,304
    Furniture and fixtures...........................................     659        718
    Video production equipment.......................................     719        750
    Vehicles.........................................................      80         27
    Leasehold improvements...........................................     257        558
                                                                       ------     ------
                                                                        3,142      4,357
    Less accumulated depreciation and amortization...................   1,053      1,767
                                                                       ------     ------
                                                                       $2,089     $2,590
                                                                       ======     ======

                        CKS GROUP, INC. AND SUBSIDIARIES

(3)  NOTES PAYABLE

     In July 1995, the Company entered into a credit agreement with a bank for $4,600,000 including a $3,000,000 line of credit, a $1,000,000 equipment line of credit, and a $600,000 term loan to refinance existing debt. The Company may borrow funds against the line of credit based on 75% of eligible trade receivables, limited to $3,000,000. Advances under the $1,000,000 equipment loan facility are limited to 80% of the equipment purchase price. Borrowings bear interest at the bank's prime rate plus 0.5% for the $3,000,000 facility, and prime rate plus 0.75% for the $1,000,000 facility and the $600,000 term loan. Borrowings are secured by all assets of the Company. The agreement requires certain financial ratios, minimum tangible net worth and profitability be maintained and restricts the Company's ability to pay dividends or to effect mergers or acquisitions. Notes payable consisted of the following (in thousands):

                                                                          NOVEMBER 30,
                                                                         ---------------
                                                                          1994      1995
                                                                         ------     ----
    Borrowings on lines of credit and term loans with interest at prime
      plus 1.25%.......................................................  $1,304     $ --
    Borrowings under term loan with interest at 9.5%...................      --      408
    Purchase contracts, with interest at 9% and 12%....................      98      116
    Other..............................................................      --      204
                                                                         ------     ----
                                                                          1,402      728
    Less current maturities............................................   1,062      316
                                                                         ------     ----
                                                                         $  340     $412
                                                                         ======     ====

     Future maturities of the long-term portion of notes payable are as follows:
$220,000 in fiscal 1997; $74,000 in fiscal 1998; $69,000 in fiscal 1999; and
$49,000 in fiscal 2000.

(4)  LEASES

     The Company maintains an executive office and two operating offices in Northern California as well as operating offices in Oregon, New York and London. The Company is generally responsible for maintaining public liability and property damage insurance on the leased property and is also responsible for certain operating expenses and property taxes. The facilities leases begin to expire in 1996 but contain renewal options to extend lease terms for up to six years. The Company also leases office equipment under various operating leases. The leases begin to expire in 1996.

     Total rent expense for facilities and office equipment was approximately $300,000, $1,128,000, and $2,183,000 for the years ended November 30, 1993, 1994 and 1995, respectively.

     Future minimum operating lease payments for facilities and equipment are as follows (in thousands):

                          Fiscal year ending November 30,
            ------------------------------------------------------------
            1996........................................................  $1,765
            1997........................................................   1,466
            1998........................................................     908
            1999........................................................     679
            2000........................................................     642
            Thereafter..................................................   1,441

                        CKS GROUP, INC. AND SUBSIDIARIES

(5)  STOCKHOLDERS' EQUITY

     Reincorporation

     On December 7, 1995, the Company was reincorporated in Delaware. The certificate of incorporation provides 5,000,000 authorized shares of preferred stock with a $.001 par value per share and 30,000,000 authorized shares of common stock with a $.001 par value per share. The consolidated financial statements have been retroactively restated to give effect to the reincorporation. In conjunction with the reincorporation, all outstanding shares of Series A common stock were converted into an equal number of shares of common stock of the Company and all outstanding options to purchase shares of Series B common stock of the Company were converted into options to purchase an equal number of shares of common stock of the Company.

     Common Stock Repurchases

     In 1994 and 1995, the Company repurchased approximately 650,000 and 31,000 shares of common stock, respectively. These shares were repurchased from employees who had terminated employment with the Company. In accordance with the terms of the respective employee's Stock Purchase Agreement, the Company exercised its right of repurchase and repurchased the vested portion of shares at the then fair market value of the common stock, with the unvested shares being repurchased at the employee's original purchase price.

     Series A Common Stock

     As of November 30, 1995, the Company had authorized 5,000,000 shares of Series A common stock. Holders of the Series A stock shall be entitled to dividends when and as declared by the Board of Directors equal to the dividends paid on the shares of common stock outstanding. After December 31, 1996, holders of Series A common stock are entitled to dividends at a rate equal to 10% of the Series A total purchase price. Each share of Series A common stock is convertible into one share of common stock at the option of the holder. The Series A common stock automatically converted upon the closing of the Company's initial public offering on December 20, 1995.

     On January 27, 1995, the Company and certain stockholders of the Company entered into a stock purchase agreement with The Interpublic Group of Companies, Inc. ("IPG") pursuant to which IPG purchased 739,437 shares of Series A common stock from the Company and 2,375,000 shares of common stock from the participating stockholders for $2,000,000 and $4,000,000, respectively. As part of the transaction, the 2,375,000 shares of common stock were immediately converted into Series A common stock. In addition, the Company entered into a Management Services Agreement with IPG, pursuant to which IPG provides the Company with certain management advice and consulting services for a fee based on the Company's revenues. This agreement terminated according to its terms upon the closing of the IPO. General and administrative expenses include $205,000 related to this agreement in the year ended November 30, 1995.

     In October 1995, IPG purchased an additional 481,060 shares of common stock from certain stockholders.

     1995 Series B Common Stock Plan

     On April 28, 1995, the Company's Board of Directors approved the 1995 Series B common stock plan (the "Plan"). Under the Plan, 750,000 shares of Series B common stock have been reserved for issuance. Options granted under the Plan may be either incentive stock options or

                        CKS GROUP, INC. AND SUBSIDIARIES
nonstatutory stock options, as designated by the Board of Directors. The Plan expires 10 years after adoption.

     Series B common stock possesses the same rights and privileges as common stock except that each share is entitled to one-tenth the dividend, if declared, on common stock and one-tenth the voting privilege and liquidation preference as a share of common stock. Series B common stock converted automatically on a one-for-one basis into common stock upon the closing of the IPO.

     The Plan provides (i) the exercise price of an incentive stock option will be no less than the fair market value of the Company's common stock at the date of grant, (ii) the option exercise price per share for a nonstatutory stock option will not be less than 85% of the fair market value, and (iii) the exercise price of an incentive stock option for an optionee who possesses more than 10% of the total combined voting power of all classes of stock shall not be less than 110% of the fair market value; all as determined by the Board of Directors. Options generally vest 25% after one year and then ratably over 36 months thereafter.

     Plan activity is summarized as follows:

                                                   OPTIONS          OUTSTANDING OPTIONS
                                                   AVAILABLE    ----------------------------
                                                     FOR        NUMBER OF         PRICE
                                                    GRANT        SHARES         PER SHARE
                                                   --------     ---------     --------------
    Options available for grant under plan.......   750,000           --      $           --
      Options granted............................  (648,022)     648,022         0.50 - 9.00
      Options canceled...........................    13,806      (13,806)        0.50 - 9.00
                                                   --------      -------
    Balance, November 30, 1995...................   115,784      634,216         0.50 - 9.00
                                                   ========      =======

     As of November 30, 1995, options to purchase 155,492 shares were vested.

     1995 Stock Plan

     In October 1995, the Board of Directors approved the 1995 Stock Plan (the "Stock Plan"). Under the Stock Plan, options to purchase common stock and rights to purchase common stock may be granted to employees, officers and consultants of the Company. As of November 30, 1995, no options or rights have been granted pursuant to the Stock Plan and 1,000,000 shares were available for future grant under the Stock Plan. The Board or a committee thereof has the authority to select the persons to whom awards are granted and determine the terms of each award.

     1995 Employee Stock Purchase Plan

     The Company's 1995 Employee Stock Purchase Plan (the "Purchase Plan") was approved by the Board of Directors in October 1995 and provides for the purchase by eligible employees of shares of the Company's common stock. A total of 300,000 shares of common stock have been reserved for issuance under the Purchase Plan. Eligible employees may purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation. Shares are purchased on the last day of each purchase period. The price at which stock may be purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Company's common stock on the first day of the offering period or the last day of the purchase period.

     1995 Directors' Option Plan

     Under the 1995 Directors' Option Plan (the "Directors' Option Plan"), a total of 100,000 shares are reserved for issuance. The Directors' Option Plan provides that each nonemployee director will be granted an option to purchase 20,000 shares of common stock on the date on which the optionee

                        CKS GROUP, INC. AND SUBSIDIARIES
first becomes a director of the Company. Thereafter each nonemployee director will be granted an option to purchase 5,000 shares of common stock on the first day of each year after adoption of the Directors' Option Plan. Each option becomes exercisable as to 25% of the shares subject to such option on each anniversary of its date of grant. The exercise price of all options granted under the Directors' Option Plan will be equal to the fair market value of the Company's common stock on the date of grant. No options have been granted under the Directors' Option Plan.

     Initial Public Offering

     In December 1995, the Company completed the IPO and issued 2,475,000 shares of its common stock at a per share price of $17.00. The Company received proceeds of approximately $37.8 million in cash, net of underwriting discounts, commissions and other costs.

     Secondary Public Offering (Unaudited)

     The Board of Directors of the Company approved an underwritten secondary offering of 131,500 shares of the Company's common stock, expected to be completed in June 1996.

(6) INCOME TAXES

     Income taxes for fiscal years 1993, 1994 and 1995 consisted of the following (in thousands):

                                                                           YEAR ENDED NOVEMBER 30,
                                                                          -------------------------
                                                                          1993     1994       1995
                                                                          ----     -----     ------
    Current:
      Federal...........................................................  $ 28     $ 260     $1,201
      State.............................................................    11        70        340
      United Kingdom....................................................    --         3         --
                                                                          ----     -----     ------
                                                                            39       333      1,541
                                                                          ----     -----     ------
    Deferred:
      Federal...........................................................   104      (106)      (377)
      State.............................................................    42       (35)      (102)
                                                                          ----     -----     ------
                                                                           146      (141)      (479)
                                                                          ----     -----     ------
                                                                          $185     $ 192     $1,062
                                                                          ====     =====     ======

     At November 30, 1994 and 1995 the deferred tax assets and (liabilities) consist of the following items (in thousands):

                                                                     1994          1995
                                                                     -----     ------------
    Change from cash to accrual method of accounting for income tax
      purposes.....................................................  $(371)       $ (322)
    Accounts receivable allowances.................................     28           297
    Depreciation...................................................    (19)          (58)
    Deferred state taxes...........................................     23           125
    Benefit and other accruals.....................................     31           129
                                                                     -----         -----
                                                                     $(308)       $  171
                                                                     =====         =====

     Management believes that the deferred tax assets are fully realizable.

                        CKS GROUP, INC. AND SUBSIDIARIES

     The Company's effective tax rate differs from the statutory federal income tax rate as shown in the following schedule:

                                                                            NOVEMBER 30,
                                                                            -------------
                                                                            1994     1995
                                                                            ----     ----
    Federal tax statutory rate............................................  34.0%    34.0%
    State income taxes, net of federal benefit............................   6.0      6.0
    Other.................................................................    --      3.7
                                                                            ----     ----
                                                                            40.0%    43.7%
                                                                            ====     ====

(7)  SIGNIFICANT CUSTOMERS AND RELATED PARTY TRANSACTIONS

     In the year ended November 30, 1995, professional fees from a major telecommunications company amounted to approximately $6,730,000, representing approximately 19% of total professional fees. This customer owed the Company a total of approximately $1,212,000 as of November 30, 1995. During 1993 and 1994, professional fees from a computer hardware company amounted to approximately $3,194,000 and $3,652,000 representing approximately 14% and 30% of total professional fees for 1993 and 1994 respectively. This customer owed the Company a total of approximately $288,000 as of November 30, 1994. Additionally, professional fees from another computer hardware company amounted to approximately $1,406,000 in 1993, representing approximately 12% of total professional fees for the year.

     The Company provided professional and administrative services to MobileSoft Corporation ("MobileSoft"), a software development company. Principal stockholders and officers of the Company own a minority interest in the common stock of MobileSoft. For the years ended November 30, 1993 and 1994, the Company provided advertising services to MobileSoft amounting to approximately $70,000 and $49,000, respectively, at a 50% discount from its standard rates.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
CKS Group, Inc.:

     We have audited the accompanying balance sheets of Schell/Mullaney, Inc. as of December 31, 1994 and 1995, and the related statements of income and retained earnings, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schell/Mullaney, Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

New York, New York
June 6, 1996

                             SCHELL/MULLANEY, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,
                                                              -----------------      MARCH 31,
                                                               1994       1995         1996
                                                              ------     ------     -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   --     $   --       $   283
  Accounts receivable.......................................   1,937      1,876         2,121
  Prepaid expenses and other current assets.................      30         35            30
                                                              ------     -------      -------
          Total current assets..............................   1,967      1,911         2,434
Property and equipment, net.................................     319        449           428
Note receivable from officer................................     500        500           500
Deposits....................................................      16         69            71
                                                              ------     -------      -------
          Total assets......................................  $2,802     $2,929       $ 3,433
                                                              ======     =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  303     $  209       $   264
  Accrued expenses..........................................      15        112           258
  Billings in excess of expenditures........................     783        383           666
  Current portion of notes payable..........................     500        540            40
  Deferred income taxes.....................................      16         36            36
                                                              ------     -------      -------
          Total current liabilities.........................   1,617      1,280         1,264
Notes payable, less current portion.........................      --        160           150
Deferred rent...............................................     340        354           356
                                                              ------     -------      -------
          Total liabilities.................................   1,957      1,794         1,770
                                                              ------     -------      -------
Commitments and contingencies
Shareholders' equity:
  Common stock; $1.00 par value; 20,000 shares authorized;
     100 shares issued and outstanding......................      --         --            --
  Retained earnings.........................................     845      1,135         1,663
                                                              ------     -------      -------
          Total shareholders' equity........................     845      1,135         1,663
                                                              ------     -------      -------
          Total liabilities and shareholders' equity........  $2,802     $2,929       $ 3,433
                                                              ======     =======      =======

                See accompanying notes to financial statements.

                             SCHELL/MULLANEY, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                                 (IN THOUSANDS)

                                                                                THREE MONTHS
                                                        YEAR ENDED                  ENDED
                                                       DECEMBER 31,               MARCH 31,
                                                --------------------------    -----------------
                                                 1993      1994      1995      1995      1996
                                                ------    ------    ------    ------    -------
                                                                              (UNAUDITED)
Revenues......................................  $4,173    $4,624    $5,046    $1,207    $ 1,512
Operating expenses:
  Direct salaries and related expenses........   3,071     3,039     3,492       965        788
  Other direct operating expenses.............     343       342       408        75         92
  General and administrative expenses.........     693       603       602       125         97
                                                ------    ------    ------    ------     ------
          Total operating expenses............   4,107     3,984     4,502     1,165        977
                                                ------    ------    ------    ------     ------
          Operating income....................      66       640       544        42        535
Other income (expense), net...................      36        36      (101)       (5)        (7)
                                                ------    ------    ------    ------     ------
          Income before income taxes..........     102       676       443        37        528
Income taxes..................................      54        61        75        --         --
                                                ------    ------    ------    ------     ------
          Net income..........................      48       615       368        37        528
Retained earnings at beginning of period......     357       230       845       845      1,135
Dividend to shareholders......................    (175)       --       (78)       --         --
                                                ------    ------    ------    ------     ------
          Retained earnings at end of
            period............................  $  230    $  845    $1,135    $  882    $ 1,663
                                                ======    ======    ======    ======     ======
Pro forma net income data (unaudited):
  Income before income taxes, as reported.....                      $  443              $   528
  Pro forma income taxes......................                         177                  211
                                                                    ------               ------
          Pro forma net income................                      $  266              $   317
                                                                    ======               ======

                See accompanying notes to financial statements.

                             SCHELL/MULLANEY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                THREE MONTHS
                                                                                   ENDED
                                                  YEAR ENDED DECEMBER 31,        MARCH 31,
                                                 -------------------------    ----------------
                                                 1993      1994      1995      1995      1996
                                                 -----    -------    -----    ------    ------
                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net income...................................  $  48    $   615    $ 368    $   37    $  528
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Deferred taxes............................     (2)        12       20        --        --
     Depreciation and amortization.............    101        100      142        44        43
     Loss on disposal of property and
       equipment...............................     --         --      125        --        --
     Changes in operating assets and
       liabilities:
       Accounts receivable.....................   (100)     2,859       61       982      (245)
       Prepaid expenses and other assets.......     14        (14)     (58)      (74)        3
       Accounts payable........................    255     (3,844)     (94)       25        55
       Other current liabilities...............    (29)       518     (289)     (162)      431
                                                 -----     ------    -----    ------    ------
          Net cash provided by operating
            activities.........................    287        246      275       852       815
                                                 -----     ------    -----    ------    ------
Cash flows from investing activities:
  Purchases of property and equipment..........    (78)      (122)    (397)      (19)      (22)
  Loan to officer..............................     --       (500)      --        --        --
                                                 -----     ------    -----    ------    ------
          Net cash used in investing
            activities.........................    (78)      (622)    (397)      (19)      (22)
                                                 -----     ------    -----    ------    ------
Cash flows from financing activities:
  Net borrowings (repayments) on line of credit
     and notes payable.........................    (75)       375      200      (500)     (510)
  Dividends paid...............................   (175)        --      (78)       --        --
                                                 -----     ------    -----    ------    ------
     Net cash provided (used) by financing
       activities..............................   (250)       375      122      (500)     (510)
                                                 -----     ------    -----    ------    ------
Change in cash and cash equivalents............    (41)        (1)      --       333       283
Cash and cash equivalents, beginning of
  period.......................................     42          1       --        --        --
                                                 -----     ------    -----    ------    ------
Cash and cash equivalents, end of period.......  $   1         --       --       333       283
                                                 =====     ======    =====    ======    ======
Cash paid:
  Interest.....................................  $  --         --        9         9         3
                                                 =====     ======    =====    ======    ======
  Income taxes.................................  $ 140         58       28        11        26
                                                 =====     ======    =====    ======    ======

                See accompanying notes to financial statements.

                             SCHELL/MULLANEY, INC.

                         NOTES TO FINANCIAL STATEMENTS
  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 IS
                                   UNAUDITED)

(1)  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Nature of Business

     Schell/Mullaney, Inc. (the Company) is a New York advertising and marketing firm specializing in servicing technology companies.

     Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

     Fair Value of Financial Instruments

     The carrying amount of the Company's financial instruments, including accounts receivable, approximate fair value.

     Concentrations of Credit Risk

     Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. Accounts receivable from one client in the computer software industry was $1,637,000 as of December 31, 1995.

     Property and Equipment

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated using the five to seven year MACRS method which is not materially different from the methods required by generally accepted accounting principles. Leasehold improvements are amortized over the lesser of their useful lives or the remaining term of the related lease.

     Revenue Recognition

     Commissions, agency bonuses, and fees represent the principal sources of revenue derived from the placement of various forms of media and production. Fixed fee income is recognized on a straight line basis during the contract period. Commissions are generally recognized when media placements appear and when production is completed. Agency bonuses are awarded to the Company at the discretion of the client and amounted to $-0-, $625,000 and $1,538,000 in 1993, 1994 and 1995, respectively. Billings in excess of expenditures represent amounts billed in excess of costs incurred and estimated profit to be earned and are recorded as a liability.

     Fees earned from one client in the computer software industry approximated 90%, 75% and 86% of revenues in 1993, 1994 and 1995, respectively. The contract with this client expired in March 1996 and was renegotiated, extending the contract to April 1999. The client has the right to terminate the agreement with 90 days notice.

     Income Taxes

     The Company is an S corporation, as defined by the Internal Revenue Service. No provision for federal income taxes has been made in the accompanying financial statements since any liability for such income taxes is that of the shareholders and not of the Company. Certain assets and liabilities have bases for income tax purposes that differ from the carrying value for financial reporting

                             SCHELL/MULLANEY, INC.

purposes, primarily due to the Company utilizing the cash basis of accounting for tax purposes. The Company is, however, subject to certain state and local alternative income taxes. The accompanying statement of income and retained earnings for the year ended December 31, 1995 includes a provision for income taxes on an unaudited pro forma basis as if the Company had been a C corporation fully subject to federal and state income taxes (see note 6).

     Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     Interim Financial Information

     The financial statements for the three months ended March 31, 1995 and 1996 are unaudited but include all adjustments (consisting of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation.

(2)  PROPERTY AND EQUIPMENT

     Property and equipment included the following (in thousands):

                                                                         DECEMBER 31,
                                                                       -----------------
                                                                        1994       1995
                                                                       ------     ------
    Furniture and fixtures...........................................  $  181     $  238
    Equipment........................................................     278        284
    Leasehold improvements...........................................     169        232
                                                                         ----       ----
                                                                          628        754
    Less accumulated depreciation and amortization...................     309        305
                                                                         ----       ----
                                                                       $  319     $  449
                                                                         ====       ====

     In conjunction with vacating its former facilities, the Company recorded a $125,000 loss in 1995 from the abandonment of certain property and equipment. This loss has been included in other income (expense), net in the accompanying statement of income and retained earnings.

(3)  NOTE RECEIVABLE FROM OFFICER

     The Chairman of the Company was indebted to the Company as of December 31, 1995 under a note totaling $500,000 due January 26, 1997, plus accrued interest of $20,000. The note bears interest at 3.98% per annum. Interest income of $19,000 and $20,000 was recognized for the years ended December 31, 1994 and 1995, respectively. Accrued interest is included with prepaid and other current assets in the accompanying balance sheets. The loan is expected to be repaid prior to the closing of the merger with CKS Group, Inc. (see note 8).

                             SCHELL/MULLANEY, INC.

(4)  NOTES PAYABLE

     Notes payable consisted of the following:

                                                                         DECEMBER 31,
                                                                       -----------------
                                                                        1994       1995
                                                                       ------     ------
                                                                        (IN THOUSANDS)
    Unsecured note payable to bank, due January 12, 1995, interest at
      prime plus 2%..................................................  $  500     $   --
    Unsecured notes payable to bank, due January 31, 1996, interest
      and prime plus 2%..............................................      --        500
    Installment loan payable, due in equal monthly payments of
      $3,000, interest at prime plus 1.5%, secured by the Company's furniture and fixtures, and personally guaranteed by the
      shareholders...................................................      --        200
                                                                         ----       ----
                                                                          500        700
    Less current maturities..........................................     500        540
                                                                         ----       ----
                                                                       $   --     $  160
                                                                         ====       ====

     The $500,000 due January 1996 was repaid. The Company's debt agreements contain financial covenants, including but not limited to, debt service and debt to worth ratios. The average interest rate for 1994 and 1995 approximated 10.5% and 10.7%, respectively.

     The Company has obtained a letter of credit for the purchase of supplies in the amount of $81,000. The Company has also obtained a letter of credit as security on its existing lease, issued by Chemical Bank in the amount of $50,000.

(5)  LEASES

     Total rent expense was approximately $242,000, $242,000, and $267,000 for the years ended December 31, 1993, 1994, and 1995, respectively.

     Future minimum operating lease payments for facilities and equipment are as follows (in thousands):

                       YEAR ENDING                         LEASE      SUBLEASE    NET LEASE
                       DECEMBER 31,                     COMMITMENTS    INCOME    COMMITMENTS
    --------------------------------------------------  -----------   --------   -----------
         1996.........................................    $   525         359          166
         1997.........................................        566         246          320
         1998.........................................        560         246          314
         1999.........................................        571         246          325
         2000.........................................        382         246          136
         2001.........................................        328         226          102
                                                           ------      ------       ------
                                                          $ 2,932       1,569        1,363
                                                           ======      ======       ======

                             SCHELL/MULLANEY, INC.

(6)  INCOME TAXES

     The components of income taxes, as presented in the accompanying statements of income and retained earnings, are comprised of state and local alternative income taxes as follows (in thousands):

                                                              YEAR ENDED DECEMBER
                                                                      31,
                                                              -------------------
                                                              1993    1994    1995
                                                              ---     ---     ---
            Current.........................................  $56     $49     $55
            Deferred........................................   (2)     12      20
                                                              ----    ----    ----
                                                              ---     ---     ---
                                                              $54     $61     $75
                                                              ======= ======= =======

     The pro forma provision for income taxes reflects the income tax expense that would have been reported if the Company had been a C Corporation using the asset and liability method. Under this approach deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The components of unaudited pro forma income taxes for the year ended December 31, 1995 are as follows (in thousands):

     Pro forma income taxes:

            Current......................................................   $ 37
            Deferred.....................................................    140
                                                                            -----
                                                                              --
            Total pro forma income taxes.................................   $177
                                                                            =======

     The following tabulation reconciles the expected pro forma corporate federal income tax expense (computed by multiplying the Company's income before income taxes by 34%) to the Company's unaudited pro forma income tax expense for the periods ended December 31, 1995 (in thousands):

            Expected pro forma income taxes..............................   $151
            State income taxes, net of federal effect....................     26
                                                                            ----
              Total pro forma income taxes...............................   $177
                                                                            =====

     The Company reports income on the cash method of accounting for income tax purposes which would have resulted in a deferred tax liability of $327,000 on a pro forma basis.

(7)  EMPLOYEE SAVINGS PLAN

     The Company has a salary reduction employee savings plan for all employees meeting certain minimum requirements. The plan, which is a qualified plan under
Section 401(k) of the Internal Revenue Code, allows eligible employees to contribute percentages of their compensation with statutory maximum amounts. The Company may also make contributions at its discretion. Contributions were $25,000, $19,000, and $33,000 for the years ended December 31, 1993, 1994, and
1995, respectively.

(8)  PROPOSED ACQUISITION BY CKS GROUP, INC.

     On June 7, 1996, the Company agreed to be acquired by CKS Group, Inc. (CKS) for initial consideration consisting of CKS common stock valued at $5 million and up to $9 million of additional common stock if certain performance targets are achieved in 1997 and 1998. Consummation of the transaction is subject to a number of conditions, including the issuance of a permit by the California Department of Corporations following a hearing as to the fairness of the proposed acquisition, the absence of a material adverse change in the business of the Company and other matters.

                    CKS GROUP INC. -- SCHELL/MULLANEY, INC.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated balance sheet has been derived from the CKS Group, Inc. (the Company) unaudited consolidated balance sheet as of May 31, 1996 included elsewhere herein. Adjustments have been made to such information to give effect to the acquisition of Schell/Mullaney, Inc. (Schell/Mullaney) as if it had occurred on the balance sheet date. The unaudited pro forma consolidated balance sheet combines CKS Group, Inc.'s consolidated balance sheet as of May 31, 1996 with Schell/Mullaney's balance sheet as of March 31, 1996. The unaudited pro forma consolidated balance sheet should be read in conjunction with the consolidated financial statements of the CKS Group, Inc. and Subsidiaries and Schell/Mullaney, including the notes thereto, contained elsewhere in this prospectus.

                                                     THE COMPANY   SCHELL/MULLANEY    PRO FORMA      PRO FORMA
                                                       ACTUAL          ACTUAL        ADJUSTMENTS     COMBINED
                                                     -----------   ---------------   -----------     ---------
ASSETS
Current assets:
  Cash and cash equivalents........................    $38,960         $   283         $   500(a)
                                                                                          (783)(b)    $38,960
  Accounts receivable, net.........................     10,744           2,121                         12,865
  Fees and expenditures in excess of billings......      1,669              --                          1,669
  Prepaid expenses and other current assets........        924              30                            954
                                                       -------         -------         -------        -------
          Total current assets.....................     52,297           2,434            (283)        54,448
Property and equipment, net........................      3,398             428                          3,826
Note receivable from officer.......................         --             500            (500)(a)         --
Deposits...........................................         --              71                             71
Goodwill...........................................         --              --           4,101(c)       4,101
                                                       -------         -------         -------        -------
          Total assets.............................    $55,695         $ 3,433         $ 3,318        $62,446
                                                       =======         =======         =======        =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................    $ 4,652         $   264         $              $ 4,916
  Accrued expenses.................................      3,373             258                          3,631
  Billings in excess of fees and expenditures......      1,879             666                          2,545
  Current portion of notes payable and capital
     lease obligations.............................        327              40                            367
  Income taxes payable.............................        381              --                            381
  Deferred income taxes............................         --              36             337(c)         373
                                                       -------         -------         -------        -------
          Total current liabilities................     10,612           1,264             337         12,213
Notes payable and capital lease obligations, less
  current portion..................................        311             150                            461
Deferred rent......................................         --             356            (356)(c)         --
Deferred income taxes..............................        256              --                            256
                                                       -------         -------         -------        -------
          Total liabilities........................     11,179           1,770             (19)        12,930
                                                       -------         -------         -------        -------
Commitments
Stockholders' equity:
  Preferred stock; $.001 par value; none issued and
     outstanding...................................         --              --                             --
  Common stock; $.001 par value; actual --
     12,714,437 shares issued and outstanding; pro
     forma -- 12,846,887 shares issued and
     outstanding...................................         13              --                             13
  Common stock; $1.00 par value; actual -- 100
     shares issued and outstanding; pro forma --
     none issued and outstanding...................         --              --
  Additional paid-in capital.......................     40,253              --           5,000         45,253
  Notes receivable from stockholders...............       (292)             --                           (292)
  Retained earnings................................      4,542           1,663            (783)(b)
                                                                                          (880)(c)      4,542
                                                       -------         -------         -------        -------
          Total stockholders' equity...............     44,516           1,663           3,337         49,516
                                                       -------         -------         -------        -------
          Total liabilities and stockholders'
            equity.................................    $55,695         $ 3,433         $ 3,318        $62,446
                                                       =======         =======         =======        =======

      See accompanying notes to unaudited pro forma consolidated financial information.

                    CKS GROUP INC. -- SCHELL/MULLANEY, INC.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated statements of income combine CKS Group, Inc.'s operating results for the year ended November 30, 1995 and six month period ended May 31, 1996 with Schell/Mullaney's operating results for the year ended December 31, 1995 and six months ended March 31, 1996, respectively. The unaudited pro forma consolidated statements of income are not necessarily indicative of the future results of operations of the Company or the results of operations which would have resulted had the Company and Schell/Mullaney been combined during the periods presented. In addition, the pro forma results are not intended to be a projection of future results. The unaudited pro forma statements of income should be read in conjunction with the consolidated financial statements of the CKS Group, Inc. and subsidiaries and Schell/Mullaney, including the notes thereto, contained elsewhere in this Prospectus.

                                                                                   YEAR ENDED NOVEMBER 30, 1995
                                                                      -------------------------------------------------------
                                                                      THE COMPANY   SCHELL/MULLANEY    PRO FORMA    PRO FORMA
                                                                        ACTUAL          ACTUAL        ADJUSTMENTS   COMBINED
                                                                      -----------   ---------------   -----------   ---------
                                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues............................................................    $34,792         $ 5,046         $            $39,838
                                                                        -------         -------         -------      -------
Operating expenses:
  Direct salaries and related expenses..............................     10,485           3,492          (1,517)(a)   12,460
  Other direct operating expenses...................................     13,164             408              --       13,572
  General and administrative expenses...............................      8,688             602             205(c)     9,495
                                                                        -------         -------         -------      -------
        Total operating expenses....................................     32,337           4,502          (1,312)      35,527
                                                                        -------         -------         -------      -------
Operating income....................................................      2,455             544           1,312        4,311
Other income (expense)..............................................        (27)           (101)            (20)(b)     (148)
                                                                        -------         -------         -------      -------
        Income before income taxes..................................      2,428             443           1,292        4,163
Income taxes........................................................      1,062              75             701(d)     1,838
                                                                        -------         -------         -------      -------
        Net income..................................................    $ 1,366         $   368         $   591      $ 2,325
                                                                        =======         =======         =======      =======
        Pro forma net income........................................
Pro forma net income per share......................................    $  0.13                                      $  0.21
                                                                        =======                                      =======
Shares used in per share compensation...............................     10,726                             132       10,858
                                                                        =======                         =======      =======

                                                                                   SIX MONTHS ENDED MAY 31, 1996
                                                                      -------------------------------------------------------
                                                                      THE COMPANY   SCHELL/MULLANEY    PRO FORMA    PRO FORMA
                                                                        ACTUAL          ACTUAL        ADJUSTMENTS   COMBINED
                                                                      -----------   ---------------   -----------   ---------
                                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues............................................................    $22,895         $ 3,346         $            $26,241
                                                                        -------         -------         -------      -------
Operating expenses:
  Direct salaries and related expenses..............................      6,775           2,336          (1,536)(a)    7,575
  Other direct operating expenses...................................      8,459             223              --        8,682
  General and administrative expenses...............................      5,284             282             103(c)     5,669
                                                                        -------         -------         -------      -------
        Total operating expenses....................................     20,518           2,841          (1,433)      21,926
                                                                        -------         -------         -------      -------
Operating income....................................................      2,377             505           1,433        4,315
Other income (expense)..............................................        774              26             (10)(b)      790
                                                                        -------         -------         -------      -------
        Income before income taxes..................................      3,151             531           1,423        5,105
Income taxes........................................................      1,106              --             823(d)     1,929
                                                                        -------         -------         -------      -------
        Net income..................................................    $ 2,045         $   531         $   600      $ 3,176
                                                                        =======         =======         =======      =======
Pro forma net income (loss) per share...............................    $  0.16                                      $  0.24
                                                                        =======                                      =======
Shares used in per share computation................................     13,147                             132       13,279
                                                                        =======                         =======      =======

      See accompanying notes to unaudited pro forma consolidated financial information.

                    CKS GROUP, INC. -- SCHELL/MULLANEY, INC.

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                             FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

     All of the shares of outstanding common stock of Schell/Mullaney will be exchanged for 132,450 shares of the Company's common stock based on the closing price of the Company's common stock on June 6, 1996. The actual number of shares issued will depend upon the closing price of the Company's common stock around the closing date, such amount determined by dividing $5,000,000 by the average closing price of the Company's common stock for the 40 days following the closing date. The following adjustments have been reflected in the unaudited pro forma consolidated balance sheet:

     (a) To record the anticipated repayment of the $500,000 note receivable from officer prior to closing.

     (b) To reflect the anticipated final $783,000 S Corporation distribution prior to closing.

     (c) To record the allocation of purchase price to the net assets of Schell/Mullaney as follows (in thousands):

        Book value of net assets of Schell/Mullaney after adjustments (a) and
          (b)...................................................................  $  880
        Deferred rent...........................................................     356
        Deferred tax liability resulting from conversion to C Corporation
          status................................................................    (337)
        Goodwill................................................................   4,101
                                                                                  ------
        Fair value of common stock to be issued in the exchange.................  $5,000
                                                                                  ======

     The actual allocation of the purchase price will depend upon the composition of Schell/Mullaney's net assets on the closing date and the Company's evaluation of the fair value of such net assets as of such date. Consequently, the ultimate allocation of purchase price could differ from that presented above.

     The acquisition agreement also provides for additional payments up to $9 million in the form of the Company's common stock in the event certain performance targets are achieved in 1997 and 1998. In the event such payments are made, additional goodwill will be recorded and amortized over its remaining estimated life.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

     The following adjustments have been reflected in the unaudited pro forma consolidated statements of income:

     (a) To reflect the anticipated reduction in salary and bonus expense as if the employment agreements entered into in conjunction with the acquisition had been in effect from the beginning of the periods presented.

     (b) To eliminate interest income related to the $500,000 note receivable from officer which is expected to be repaid prior to the closing.

     (c) To record amortization of goodwill over an estimated life of 20 years.

     (d) To record additional income tax expense at the combined statutory rate as a result of the termination of Schell/Mullaney's S Corporation status effective upon the closing, net of nondeductible goodwill amortization resulting from the acquisition.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of such Underwriters has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                           NUMBER OF
                                                                           SHARES OF
                                                                            COMMON
                                   UNDERWRITER                               STOCK
        -----------------------------------------------------------------  ---------
        Goldman, Sachs & Co. ............................................
        Dean Witter Reynolds Inc. .......................................
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated........................................
                                                                               -----
                  Total..................................................  1,800,000
                                                                               =====

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $          per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $          per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted to the Underwriters an option exercisable for 30 calendar days after the date of this Prospectus to purchase up to an aggregate of 270,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,800,000 shares of Common Stock offered.

     The Company and the Selling Stockholders have agreed, with certain limited exceptions, not to offer, sell, contract to sell, or otherwise dispose of any securities of the Company that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of Common Stock or any such substantially similar securities for a period of 90 days after the date of this Prospectus, without the prior written consent of the designated Underwriters' representative, except that the Company may issue securities pursuant to the 1995 Stock Plan, Employee Stock Purchase Plan and the Directors' Option Plan, and upon the exercise of outstanding stock options or purchase rights under such plans and the Series B Plan. See "Shares Eligible for Future Sale."


     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on The Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on The Nasdaq National Market limited by the bid prices of independent market makers for a security and making purchases of a security that are limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

- ------------------------------------------------------
- ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    3
Prospectus Summary....................    5
Risk Factors..........................    8
The Company...........................   15
Dividend Policy.......................   15
Use of Proceeds.......................   15
Price Range of Common Stock...........   15
Capitalization........................   16
Selected Consolidated Financial
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   26
Management............................   38
Certain Transactions..................   44
Principal and Selling Stockholders....   48
Description of Capital Stock..........   50
Shares Eligible for Future Sale.......   52
Legal Matters.........................   53
Experts...............................   53
Additional Information................   53
Index to Consolidated Financial
  Statements..........................  F-1
Underwriting..........................  U-1


- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                1,800,000 SHARES

                                CKS GROUP, INC.
                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)
                               ------------------

                                   [CKS LOGO]
                               ------------------
                              GOLDMAN, SACHS & CO.

                           DEAN WITTER REYNOLDS INC.

                              MERRILL LYNCH & CO.
- ------------------------------------------------------
- ------------------------------------------------------

APPENDIX

The images displayed on these pages are a sample of some of the integrated marketing communication services provided by the Company to certain of its clients. With the exception of MCI, Yes! Entertainment and Apple Computer, each of which generated approximately 20%, 5% and 4% of the Company's revenues, none of these clients generated more than 4% of the Company's revenues during the six months ended May 31, 1996. Since the Company's clients generally retain the Company on a project-by-project basis, there can be no assurance that any of the Company's existing client relationships will continue in the future. The sizes and placements of the images are not intended to indicate the relative revenues generated from the services provided to the clients displayed.

CORPORATE IDENTITY
Development of a creative look and feel that establishes a corporate or brand personality to differentiate it from the competition.

                Picture of two Pixar Corporation business cards.

[Caption] The Company created a corporate identity program for Pixar
Corporation.


PACKAGING
Creative development, design and production of an individual retail package or integrated retail packaging system.

                Picture of a package for McDonald's french fries
                         lying on top of french fries.

[Caption] The Company was retained to produce a worldwide package design system for McDonald's Corporation in 1994.


- -------------------------------------------------------------------------------
The CKS Group provides integrated marketing communication programs that utilize advanced technology solutions and new media.
- -------------------------------------------------------------------------------

NEW MEDIA
Development of media to be delivered to end users in digital form, including the World Wide Web, the Internet, proprietary online services, CD-ROMs, laptop PC presentations and interactive kiosks.

               Picture of a page from the World Wide Web site for General Motors and a picture of the interior of an automobile from the site.


[Caption] The Company was hired to design and implement the World Wide Web site for General Motors in 1996.


ADVERTISING
Broadcast and/or print advertising designed to generate awareness of a company, product or service over an extended period of time.

           Picture of a television set showing a broadcast image of a man holding a Power Penz(TM) product.

[Caption] The Company created a broadcast television advertisement launching Power Penz(TM) for Yes! Entertainment.

                            -----------------------

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



NEW MEDIA

          Picture of two pages from the Clinique World Wide Web site.

[Caption] The Company designed and implemented a World Wide Web site for Clinique in 1996. The Company maintains and hosts this site on an ongoing basis.


            Picture of two pages from the Visa World Wide Web site.

[Caption] The Company designed and implemented a World Wide Web site for Visa in 1996. The Company updates this site on an ongoing basis.


         Picture of two pages from the Prudential World Wide Web site.

[Caption] The Company designed and implemented a World Wide Web site for Prudential in 1995. The Company updates this on an ongoing basis.


       Picture of still images from Corbis' product demonstration CD-ROM.

[Caption] The Company designed and inplemented a sales promotion and product demonstration CD-ROM for Corbis in 1996.


            Picture of an Evoke CD-ROM and an image from the CD-ROM.

[Caption] The Company produced multiple CD-ROM titles for Evoke in 1995 and 1996 utilizing a reusable object-oriented C++ engine developed by the Company.


        Picture of two pages from Apple Computer's World Wide Web site.

[Caption] The Company developed the design system for Apple Computer's World Wide Web presence in 1996.

- -------------------------------------------------------------------------------
From strategic positioning to new media, Internet sites to interactive kiosks, branding to collateral, packaging to direct marketing, CKS has helped give clients the edge, letting them move faster and with greater impact in rapidly-changing markets.
- -------------------------------------------------------------------------------


The following customer case studies illustrate the Company's integrated marketing communications solutions for certain of the Company's customers, in each case indicating the various services provided by the Company. MCI, Widmer and YES! Entertainment each generated approximately 20%, 2% and 5% of the Company's revenues for the six months ended May 31, 1996.


MCI

From February 1996 to June 1996, CKS provided an integrated marketing communications program for MCI One, a fully integrated communication service which provides consumers with long distance, paging, cellular, personal (800), calling card and Internet services for one flat fee per month.

Series of pictures containing product packages, sales collateral, a service welcome kit, and an Internet home page and an Internet site design.

                                    [PHOTO]

[Caption] BRAND IDENTITY

                                    [PHOTO]


[Caption] PROGRAM DEPICTION

                                    [PHOTO]


[Caption] SALES COLLATERAL

                                    [PHOTO]



[Caption] SERVICE WELCOME KIT

                                    [PHOTO]


[Caption] PRODUCT PACKAGING & MANUAL

                                    [PHOTO]

[Caption] INTERNET HOME PAGE

                                    [PHOTO]

[Caption] INTERNET SITE DESIGN

- -------------------------------------------------------------------------------

WIDMER BROTHERS

From August 1995 to June 1996, CKS completed the identity, advertising, packaging, collateral, an Internet site and media placement for Widmer Brothers Brewing Company to promote its entry into the bottled beer market.


Series of pictures containing a bottle cap, four bottles of beer, three cardboard beer cases, cardboard point of purchase tents, advertising posters and pictures of an Internet home page and an Internet site design.

                                    [PHOTO]

[Caption] CORPORATE IDENTITY AND BRANDING

                                    [PHOTO]

[Caption] PRODUCT BRANDING & LABEL DESIGN

                                    [PHOTO]

[Caption] PACKAGING DESIGN

                                    [PHOTO]

[Caption] POINT OF PURCHASE DESIGN

                                    [PHOTO]

[Caption] ADVERTISING POSTERS

                                    [PHOTO]

[Caption] INTERNET HOME PAGE

                                    [PHOTO]

[Caption] INTERNET SITE DESIGN

- -------------------------------------------------------------------------------

YES! ENTERTAINMENT

From August 1994 to June 1996, CKS has helped position a number of new interactive toys for children, including the Yak Bak, Yak Bak II, Yak Bak sfx, Mega Mouth, Pull the Pals and Power Penz products.

Still picture of a child from a research video.

                                    [PHOTO]

[Caption] TRADE COMMUNICATIONS BROCHURE

Series of pictures containing a product brochure, the Yak Bak product, Yak Bak product packages, a television containing an image of a child and text from a broadcast commercial, a television containing an image of a man holding a Power Penz product from a broadcast commercial, a television containing an image of a child holding a Mega Mouth product from a broadcast commercial and a television containing an image of a Yak Bak sfx from a broadcast commercial, product names, printed product literature, a product brochure and a product package; and still picture of a child's hand and a man from the neck up from a broadcast commercial.

                                    [PHOTO]

[Caption] PRODUCT LOGO DESIGN

                                    [PHOTO]

[Caption] PACKAGE DESIGN

                                    [PHOTO]

[Caption] 30-SECOND BROADCAST COMMUNICATIONS

                                    [PHOTO]

[Caption] 30-SECOND BROADCAST COMMUNICATIONS

                                    [PHOTO]

[Caption] 30-SECOND BROADCAST COMMUNICATIONS

                                    [PHOTO]

[Caption] 30-SECOND BROADCAST COMMUNICATIONS



USE OF TECHNOLOGY

                 Picture of a man operating a personal computer.

[Caption] CKS employs technology to maximize its ability to provide high quality, integrated marketing and communication services to its clients in a timely and cost-effective manner.


DATA CENTER

           Picture of computer hardware in the Company's data center.

[Caption] CKS operates a full 24 hours by 7 days a week data center for its internal use and for providing Internet hosting for the Company's clients.


CKS PICTURES

                 Picture of a production studio and sound stage.

[Caption] CKS Pictures' approximate 22,000-square-foot facility, located in Cupertino, California, houses digital video production, broadcast and multimedia technology, including a fully equipped sound stage. This facility also features satellite and fiber link capabilities.


- -------------------------------------------------------------------------------
CKS is structured to create, manage and distribute integrated marketing communications through traditional and new media.
- -------------------------------------------------------------------------------


The Company maintains offices in the following locations: Campbell, Cupertino, New York, Portland (Oregon), San Francisco and Washington D.C. The offices are connected by a network to facilitate interaction among and capitalize upon the resources of the various branch offices of the Company. Each computer represents approximately two employees (either full-time regular or full-time equivalent temporary) as of May 31, 1996.



        Graphic picture                                 Graphic picture of
      of 18 1/2 computers                                  19 computers

         San Francisco                               Silicon Valley -- Campbell




        Graphic picture      Graphic picture of           Graphic picture of
     of 10 1/2 computers       computer server                54 computers

           Portland         CKS Central Server       Silicon Valley -- Cupertino



        Graphic picture       Graphic picture of          Graphic picture of
      of 5 1/2 computers          4 computers                   3 computers

        Washington, D.C.          New York                    Los Angeles


                             --------------------


Table with a header setting forth the following services provided by the
Company: Strategic Corporate & Product Positioning, Corporate ID & Product Branding, New Media, Packaging, Collateral Systems, Advertising, Direct Mail, Consumer Promotions, Trade Promotions and Media Placement Services. Alongside the table is a list of certain of the Company's clients. In the body of the table, there are boxes for each client, which boxes correspond to the services provided, as applicable, by the Company to each such client.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Company will bear no expenses in connection with any sale or other distribution by any Selling Stockholder of the shares being registered other than the expenses of preparation of this Registration Statement and the Prospectus included in this Registration Statement and the SEC registration fee. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

        SEC registration fee.............................................  $ 29,000
        NASD filing fees.................................................  $  9,000
        Printing and engraving expenses..................................  $150,000
        Transfer Agent and registrar fees................................  $  5,000
        Blue Sky fees and expenses.......................................  $ 10,000
        Legal fees and expenses..........................................  $150,000
        Accounting fees and expenses.....................................  $150,000
        Miscellaneous expenses...........................................  $ 22,000
                                                                           --------
                  Total..................................................  $525,000
                                                                           =========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145(a) of the Delaware General Corporation Law (the "Corporation Law") provides in relevant part that "[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, Officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful." With respect to derivative actions, Section 145(b) of the Corporation Law provides in relevant part that "[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor . . . [by reason of his service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery and such other court shall deem proper."

     Article V of the Company's Bylaws provides that the Company may indemnify each person who is or was a director of the Company to the full extent permitted by Corporation Law. Such Article also provides that the Company may, but is not required to, indemnify its employees and agents (other than directors and officers) to the extent and in the manner permitted by the Corporation Law.

     The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers and other persons for certain liabilities, including liabilities arising under the Securities Act of 1933.

     The Registrant has entered into an indemnification agreement with each of its directors and officers and intends to maintain insurance for the benefit of its directors and officers insuring such persons against certain liabilities, including liabilities under the securities laws.

     See also the undertakings set out in response to Item 17 herein.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since December 1, 1994, Registrant has sold and issued the following securities which were not registered under the Securities Act:

     1. On December 1, 1994, the Registrant issued 8,442,784 shares of its Common Stock to certain shareholders of CKS Partners, Inc., CKS Pictures, Inc. and CKS Interactive, Inc. (collectively, the "Subsidiaries"), in exchange for all shares of the Subsidiaries held by such shareholders. No additional consideration was paid for such shares of Common Stock. The persons who received shares of Common Stock pursuant to such share exchange were William T. Cleary (2,571,265 shares), Mark D. Kvamme (2,733,744 shares), Thomas K. Suiter (2,733,744 shares), the Pierre R. and Christine E. Lamond Trust Dated 11/22/85 (277,478 shares), Carlton H. Baab (110,305 shares) Stanley E. Doty (11,373 shares) and the Sundheim Family Trust (4,875 shares).

     2. On January 9, 1995, the Registrant issued 1,057,216 shares of its Common Stock to certain shareholders of the Subsidiaries, in exchange for all shares of the Subsidiaries held by such shareholders. No additional consideration was paid for such shares of Common Stock. The persons who received shares of Common Stock pursuant to such shares exchange were David R. Siskin (385,420 shares), Robert
J. Gemell (358,496 shares), Bernhard Schroeder (58,631 shares), Jill K. Savini (57,749 shares), Jay R. Tannenbaum (61,321 shares), Wade H. Snell III (53,174), Thomas A. Marchionna (16,248 shares), Brian Fortune (32,496 shares), Christopher Briggs (14,770 shares), Philip Battat (14,770 shares) and Mark Loncar (7,385 shares).

     3. On January 27, 1995 the Registrant sold and issued 739,437 shares of Series A Common Stock to The Interpublic Group of Companies, Inc. ("IPG") for $2,000,000 in cash. On such date, the Registrant also issued to IPG 2,375,000 shares of Series A Common Stock in exchange for 2,375,000 shares of Common Stock purchased by IPG from certain shareholders of the Registrant. On such date, Mark
D. Kvamme, William T. Cleary and Thomas K. Suiter sold 703,199, 703,198 and 703,198 shares of Common Stock, respectively, to IPG. For such sales, Messrs. Kvamme, Cleary and Suiter received cash payment from IPG in the amounts of $1,184,335.16, $1,184,333.47 and $1,184,333.47. As additional consideration for such sale of stock, IPG agreed to pay to each of Messrs. Kvamme, Cleary and Suiter 29.6% of the following contingent amounts:

          (a) $1.5 million in the event that the Company's financial statements for the 1995 fiscal year reflect a gross margin of more than $21.4 million.

          (b) If the Company's gross margin for the 1995 fiscal year is less than $21.4 million, $1.5 million minus one fourth of the amount by which such gross margin is less than $21.4 million.

          (c) $1.5 million in the event that the Company's financial statements for the 1996 fiscal year reflect a gross margin of more than $32.1 million.

          (d) If the Company's gross margin for the 1996 fiscal year is less than $32.1 million, $1.5 million minus one fourth of the amount by which such gross margin is less than $32.1 million.

          (e) In the event that the Company's gross margin in the 1995 fiscal year is less than $21.4 million, and the Company's gross margin in the 1996 fiscal year is greater than $32.1 million, an amount equal to one fourth the amount by which the Company's gross margin for the 1996 fiscal year exceeds $32.1 million, up to a maximum equal to the amount by which the payment previously made based on the Company's gross margin for the 1995 fiscal year was less than $1.5 million.

     4. On August 29, 1995, the Registrant issued 31,018 shares of Common Stock to IPG for $69,790.50 in cash.

     5. On October 16, 1995, William T. Cleary, Thomas K. Suiter and Jill K. Savini sold 201,406, 276,654, and 3,000 shares of Common Stock of the Registrant, respectively, to IPG. Messrs. Cleary and Suiter and Ms. Savini received $1,478,320, $2,030,640 and $22,020, respectively, from IPG in consideration for the purchase of such shares. No other consideration was exchanged in this transaction.

     6. Between June 22, 1995 and December 15, 1995, the Registrant issued to officers, employees and directors of the Registrant options to purchase a total of 735,822 shares of Series B Common Stock of the Registrant. All such options were issued under the Registrant's 1995 Series B Common Stock Plan. No cash consideration was received by the Registrant.

     For additional information concerning certain of these equity investment transactions, reference is made to the information continued under the caption "Certain Transactions" in the form of Prospectus included herein.

     The issuances of the securities in the transactions described in paragraphs 1, 2, 3, 4 and 5 above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The securities were sold to a limited number of persons with no general soliciting or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate the investment who represented to the Registrant that the shares were being acquired for investment. The option issuances described in paragraph 6 above were made pursuant to the exemption from Registration under the Securities Act afforded by Rule 701 promulgated thereunder as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed with this Registration Statement:


EXHIBIT
NUMBER                                         EXHIBIT TITLE
- -------        ------------------------------------------------------------------------------
 1.1     --    Underwriting Agreement.
 2.1+    --    Agreement and Plan of Reorganization dated June 7, 1996, by and among the
               Registrant, Schell/Mullaney, Inc., SMI Acquisition Corp., Michael Schell and
               Brian Mullaney.
 3.1*    --    Certificate of Incorporation of the Registrant.
 3.2*    --    Bylaws of the Registrant.
 4.1*    --    Form of Stock Certificate.
 5.1**   --    Opinion and Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation, with respect to the Common Stock being registered.
10.1*    --    Form of Indemnification Agreement entered into between Registrant and its officers and directors.
10.2*    --    The Registrant's 1995 Series B Common Stock Plan, as amended.
10.3*    --    The Registrants 1995 Stock Plan.
10.4*    --    The Registrant's 1995 Employee Stock Purchase Plan.
10.5     --    The Registrant's 1995 Director Stock Option Plan.

EXHIBIT
NUMBER                                         EXHIBIT TITLE
- -------        ------------------------------------------------------------------------------
10.6*    --    Amended and Restated Purchase Agreement dated as of October 17, 1995 by and among the Registrant, The Interpublic Group of Companies, Inc. and certain stockholders of the Registrant.
10.7*    --    Shareholder Rights Agreement dated January 13, 1995 by and among the
               Registrant, the Interpublic Group of Companies, Inc. and certain stockholders of the Registrant.
10.8*    --    Lease Agreement dated as of March 8, 1995 between Registrant and Devcon
               Associates XVI for Registrant's headquarters facility at 10441 Bandley,
               Cupertino, CA.
10.9*    --    Voting Agreement dated as of January 27, 1995 by and among Registrant, The
               Interpublic Group of Companies, Inc. and certain stockholders of Registrant.
10.10*   --    Exchange Agreement, dated as of December 1, 1994 among Registrant and certain stockholders of CKS Partners, Inc., CKS Pictures, Inc. and CKS Interactive,
               Inc.
10.11*   --    Stock Purchase Agreement among the Registrant, The Interpublic Group of
               Companies, Inc. and certain stockholders of the registrant dated October 16,
               1995.
10.12*   --    Services Agreement effective as of March 1, 1995 among CKS Partners, Inc.,
10.13*   --    CKS Interactive, Inc. and MCI Telecommunications, Inc. Management Service
               Agreement effective as of January 27, 1995 by and between The Interpublic
               Group of Companies, Inc. and the Registrant.
10.14*   --    Letter agreement dated October 14, 1995 between the Registrant and The
               Interpublic Group of Companies, Inc. ("IPG") regarding Shelf Registration
               Statement to be filed to enable IPG to sell shares of Common Stock of
               Registrant.
11.1**   --    Statement Regarding Computation of Earnings Per Share.
16.1*    --    Letter re: Change in Certifying Accountant.
23.1     --    Consent and Independent Auditors' Report on Schedule (See page S-1).
24.1**   --    Power of Attorney.
24.2**   --    Power of Attorney executed by Michael B. Slade.
27.1**   --    Financial Data Schedule.


- ---------------
* Previously filed as an Exhibit to Registrant's Registration Statement on Form S-1 (File No. 33-98312), which became effective December 14, 1995.

** Previously filed.


+ Previously filed as an Exhibit in Registrant's report on Form 8-K dated June 7, 1996.


     (b) Financial Statement Schedule.

     Schedule II -- Valuation and Qualifying Accounts (included as page S-2)

     All other schedules are omitted because they are not required, are not applicable or the information is included in the Consolidated Financial Statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, Officer or controlling persons of the Registrant in the successful defense of any action, suite or proceeding) is asserted by such director, Officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) That, for the purpose of determining any liability under the Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the Closing, as specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on June 19, 1996.


                                          CKS GROUP, INC.

                                          By: /s/  CARLTON H. BAAB

                                            ------------------------------------
                                            Carlton H. Baab
                                            Executive Vice President and
                                            Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                 TITLE                    DATE
- ---------------------------------------------  -------------------------------  --------------
MARK D. KVAMME*                                Chairman and Chief Executive     June 19, 1996
- ---------------------------------------------  Officer (Principal Executive
Mark D. Kvamme                                 Officer)

/s/  CARLTON H. BAAB                           Executive Vice President and     June 19, 1996
- ---------------------------------------------  Chief Financial Officer
Carlton H. Baab                                (Principal Financial and
                                               Accounting Officer)

THOMAS K. SUITER*                              Director                         June 19, 1996
- ---------------------------------------------
Thomas K. Suiter

ALEXANDRE BALKANSKI*                           Director                         June 19, 1996
- ---------------------------------------------
Alexandre Balkanski

PIERRE R. LAMOND*                              Director                         June 19, 1996
- ---------------------------------------------
Pierre R. Lamond

BARRY R. LINSKY*                               Director                         June 19, 1996
- ---------------------------------------------
Barry R. Linsky

MICHAEL B. SLADE*                              Director                         June 19, 1996
- ---------------------------------------------
Michael Slade

*By: /s/  CARLTON H. BAAB                                                       June 19, 1996
     ----------------------------------------
     Carlton H. Baab
     Attorney-in-Fact

                                                                    EXHIBIT 23.1

              CONSENT AND INDEPENDENT AUDITORS' REPORT ON SCHEDULE

The Board of Directors of
CKS Group, Inc.:

     The audits referred to in our report dated December 15, 1995, except as to
Note 5 which is as of December 20, 1995, included the related financial statement schedule as of November 30, 1995, and for each of the years in the three-year period ended November 30, 1995, included in this registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     We consent to the use of our report dated June 6, 1996 on the financial statements of Schell/Mullaney, Inc. included herein. We also consent to the use of our reports dated December 15, 1995, except as to Note 5 which is as of December 20, 1995, on the consolidated financial statements and schedule of CKS Group, Inc. included herein and to the reference to our firm under the headings "Selected Consolidated Financial Data" and "Experts" in the prospectus.

                                          KPMG PEAT MARWICK LLP

San Jose, California

June 19, 1996

                                  SCHEDULE II

                        CKS GROUP INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                          BALANCE AT   CHARGED TO   CHARGED TO                BALANCE AT
                                          BEGINNING    COSTS AND      OTHER                      END
          ACCOUNT DESCRIPTION             OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS   OF PERIOD
- ----------------------------------------  ----------   ----------   ----------   ----------   ----------
Year ended November 30, 1993
  Allowance for doubtful accounts.......     $ --         $ 30           --        $  (10)       $ 20
Year ended November 30, 1994
  Allowance for doubtful accounts.......       20         $377           --        $ (313)       $ 84
Year ended November 30, 1995
  Allowance for doubtful accounts.......       84         $869           --        $  (85)       $868

                                CKS GROUP, INC.

                       REGISTRATION STATEMENT ON FORM S-1

                               INDEX TO EXHIBITS


EXHIBIT                                                                            SEQUENTIAL
NUMBER                                   EXHIBIT TITLE                               NUMBER
- -------        ------------------------------------------------------------------  ----------
 1.1     --    Underwriting Agreement.
 2.1+    --    Agreement and Plan of Reorganization dated June 7, 1996, by and among the Registrant, Schell/Mullaney, Inc., SMI Acquisition
               Corp., Michael Schell and Brian Mullaney.
 3.1*    --    Certificate of Incorporation of the Registrant.
 3.2*    --    Bylaws of the Registrant.
 5.1**   --    Opinion and Consent of Wilson Sonsini Goodrich & Rosati,
               Professional Corporation, with respect to the Common Stock being registered.
10.1*    --    Form of Indemnification Agreement entered into between Registrant and its officers and directors.
10.2*    --    The Registrant's 1995 Series B Common Stock Plan, as amended.
10.3*    --    The Registrant's 1995 Stock Plan.
10.4*    --    The Registrant's 1995 Employee Stock Purchase Plan.
10.5     --    The Registrant's 1995 Director Stock Option Plan.
10.6*    --    Amended and Restated Purchase Agreement dated as of October 17,
               1996 by and among the Registrant, The Interpublic Group of
               Companies, Inc. and certain stockholders of the Registrant.
10.7*    --    Shareholder Rights Agreement dated as of January 13, 1995 by and among the Registrant, The Interpublic Group of Companies, Inc. and
               certain stockholders of the Registrant.
10.8*    --    Lease Agreement dated as of March 8, 1995 between Registrant and
               Devcon Associates XVI for Registrant's headquarters facility at
               10441 Bandley, Cupertino, CA.
10.9*    --    Voting Agreement dated as of January 27, 1995 by and among the
               Registrant, The Interpublic Group of Companies, Inc. and certain stockholders of the Registrant.
10.10*   --    Exchange Agreement, dated as of December 1, 1994 among Registrant and certain stockholders of CKS Partners, Inc., CKS Pictures, Inc.
               and CKS Interactive, Inc.
10.11*   --    Stock Purchase Agreement among the Registrant, The Interpublic
               Group of Companies, Inc. and certain stockholders of the
               Registrant dated October 16, 1995.
10.12*   --    Services Agreement effective as of March 1, 1995 among CKS
               Partners, Inc., CKS Interactive, Inc. and MCI Telecommunications
               Corporation.
10.13*   --    Management Service Agreement effective as of January 27, 1995 by and between The Interpublic Group of Companies, Inc. and the
               Registrant.
10.14*   --    Letter agreement dated October 14, 1995 between the Registrant and
               The Interpublic Group of Companies, Inc. ("IPG") regarding Shelf
               Registration Statement to be filed to enable IPG to sell shares of
               Common Stock of Registrant.
11.1**   --    Statement regarding Computation of Earnings Per Share.
16.1 *   --    Letter re: Change in Certifying Accountant.

EXHIBIT                                                                            SEQUENTIAL
NUMBER                                   EXHIBIT TITLE                               NUMBER
- -------        ------------------------------------------------------------------  ----------
23.1     --    Consent and Independent Auditors' Report on Schedule (See page
               S-1).
24.1**   --    Power of Attorney.
24.2**   --    Power of Attorney executed by Michael B. Slade.
27.1**   --    Financial Data Schedule.


- ---------------
* Previously filed as an Exhibit to Registrant's Registration Statement on Form S-1 (File No. 33-98312), which became effective December 14, 1995.

** Previously filed.


+ Previously filed as an Exhibit to Registrant's report on Form 8-K dated June 7, 1996.